Dreyfus BASIC Municipal Money Market Fund

SEMIANNUAL REPORT February 29, 2004



YOU, YOUR ADVISOR AND

Dreyfus

A MELLON FINANCIAL COMPANY℠

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents



LETTER FROM THE CHAIRMAN

Dear Shareholder:

This semiannual report for Dreyfus BASIC Municipal Money Market Fund covers the six-month period from September 1, 2003, through February 29, 2004. Inside, you'll find valuable information about how the fund was managed during the reporting period, including a discussion with the fund's portfolio manager, Colleen Meehan.

The economic recovery that arrived during the spring of 2003 remained in place through the end of the reporting period, leading many analysts to believe that the Federal Reserve Board may shift from its current accommodative monetary policy to one that is somewhat more restrictive. While we agree that higher short-term interest rates are likely at some point in the future, the timing of such a move is far from certain. Until the economy begins to see more robust job growth or other inflationary pressures, we believe that the Fed will most likely keep rates near today's historically low levels.

Should you revise your investment strategies if the economy strengthens further? The answer depends on your current financial needs and tax situation, future goals, time horizon and the level of diversification across the various asset classes in your overall investment portfolio. As always, we encourage you to talk with your financial advisor regularly about changing market conditions and the investment strategies that may be appropriate for you and your family.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
March 15, 2004



DISCUSSION OF FUND PERFORMANCE

Colleen Meehan, Portfolio Manager

How did Dreyfus BASIC Municipal Money Market Fund perform during the period?

For the six-month period ended February 29, 2004, the fund produced an annualized yield of 0.65%. Taking into account the effects of compounding, the fund also produced an annualized effective yield of 0.65%.[1]

We attribute the fund's returns to low short-term interest rates, including a federal funds rate that remained at 1% throughout the reporting period. However, a robust supply of newly-issued municipal securities kept tax-exempt yields high relative to comparable-term taxable securities during the reporting period.

What is the fund's investment approach?

The fund seeks as high a level of current income exempt from federal income tax as is consistent with the preservation of capital and the maintenance of liquidity. To pursue this goal, the fund normally invests substantially all of its net assets in short-term, high-quality municipal obligations that provide income exempt from federal income tax. The fund may also invest in high-quality, short-term structured notes, which are derivative instruments whose value is tied to underlying municipal obligations.

In pursuing this approach, we employ two primary strategies. First, we attempt to add value by constructing a diverse portfolio of high-quality, federally tax-exempt money market instruments. Second, we actively manage the fund's average maturity in anticipation of what we believe are interest-rate trends, supply-and-demand changes in the short-term municipal marketplace and anticipated liquidity needs.

For example, if we expect an increase in short-term supply, we may decrease the average weighted maturity of the fund, in an effort to position the fund to purchase new securities with higher yields, if higher yields materialize as a result of the increase in supply. We may decrease the average weighted maturity in a rising interest-rate environment. Yields tend to rise when there is an increase in new-issue supply competing for investor interest. New securities are generally issued with maturities in the one-year range which, if purchased, would tend to lengthen the fund's average weighted maturity. If we anticipate limited new-issue supply and lower interest rates, we may extend the fund's average maturity to maintain current yields for as long as we deem practical. At other times, we typically try to maintain an average weighted maturity that reflects our view of short-term interest-rate trends and future supply-and-demand considerations while anticipating liquidity needs.

What other factors influenced the fund's performance?

Despite the emergence of a sustained economic recovery during the summer of 2003, tax-exempt money market yields remained near historical lows throughout the reporting period. Unlike longer-term bonds, yields of money market securities were anchored by the 1% federal funds rate and remained relatively stable. In fact, through the end of the reporting period, the Federal Reserve Board ("the Fed") repeatedly affirmed its commitment to an accommodative monetary policy by stating that it intended to be "patient" in keeping interest rates at their lowest levels in approximately 45 years.

In addition, tax-exempt money market instruments were influenced by the diminishing financial condition of many states and municipalities. Faced with declining tax revenues in the weak economy, state and local governments increasingly turned to the tax-exempt money markets, issuing fixed-rate notes to balance their current-year budgets. In addition, many municipalities refinanced old debt at lower rates, further boosting the supply of newly issued securities. Since a greater volume of tax-exempt money market instruments competed for investor interest, their after-tax yields remained relatively high compared with historical norms. In fact, for much of the fourth quarter of 2003, tax-exempt money market yields exceeded the yields of comparable taxable instruments.

In this environment, we maintained the fund's weighted average maturity in a range longer than industry averages, which enabled us to capture incrementally higher yields from fixed-rate instruments. We purchased insured municipal bonds, notes and commercial paper with maturities in the three to nine months range, and we attempted to stagger the maturities of these holdings to construct a "laddered" portfolio in which holdings mature in stages.[2] This strategy was designed to protect the fund from unexpected movements in interest rates. We generally reduced the fund's exposure to variable-rate demand notes (VRDNs), on which yields are reset daily or weekly, because of their low prevailing yields. These yields are based on the current federal funds rate of 1%.

What is the fund's current strategy?

Due to encouraging signs of an improving U.S. economy, we remain optimistic that short-term interest rates have bottomed and that we may begin to see more opportunities for higher yields. Although fiscal challenges remain for many states and municipalities, we have begun to see signs of higher tax revenue produced by a stronger economy and better business conditions throughout the nation. Nonetheless, because of seasonal factors, including a relatively low volume of issuance during the first quarter of 2004, we have continued to maintain the fund's weighted average maturity in a range longer than industry averages. Of course, we are prepared to adjust our strategies as economic and market conditions evolve.

March 15, 2004

[1] *Annualized effective yield is based upon dividends declared daily and reinvested monthly. Past performance is no guarantee of future results. Yields fluctuate. Income may be subject to state and local taxes, and some income may be subject to the federal alternative minimum tax (AMT) for certain investors. An investment in the fund is not insured or guaranteed by the FDIC or the U.S. government. Although the fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the fund. Yield provided reflects the absorption of fund expenses by The Dreyfus Corporation pursuant to an agreement in which shareholders are given at least 90 days' notice, at which time it may be extended, terminated or modified. Had these expenses not been absorbed, the fund's yield would have been lower.*

[2] *Insurance on individual portfolio securities extends to the repayment of principal and the payment of interest in the event of default. It does not extend to the market value of the portfolio securities or the value of the funds' shares.*

STATEMENT OF INVESTMENTS

February 29, 2004 (Unaudited)

Tax Exempt Investments−99.8%	Principal Amount ($)	Value ($)
Arizona−.9%		
Maricopa County Industrial Development Authority, MFHR (San Clemente Apartments Project) 1.16%, 4/15/2004 (GIC; Transamerica Life Insurance)	3,200,000	3,200,000
California−4.2%		
State of California, RAW 2%, 6/16/2004 (Liquidity Facility: Merrill Lynch, Lehman Brothers and Societe Generale)	10,000,000	10,025,486
California Statewide Communities Development Authority MFHR, VRDN (Vista Montana Apartments) 1.10% (Liquidity Facility; Merrill Lynch)	2,500,000 [a]	2,500,000
Golden State Tobacco Securitization Corporation, Revenue VRDN 1.03% (Liquidity Facility; Merrill Lynch)	2,875,000 [a]	2,875,000
District of Columbia−1.5%		
District of Columbia, Revenue, VRDN: (Idea Public Charter School) 1.14% (LOC; Allfirst Bank)	2,500,000 [a]	2,500,000
Merlots Program 1.02% (Insured; MBIA and Liquidity Facility; Wachovia Bank)	3,130,000 [a]	3,130,000
Florida−2.6%		
Jacksonville Electric Authority, CP 1.05%, 10/14/2004 (Liquidity Facility; Dexia Credit Locale)	5,000,000	5,000,000
Miami-Dade County, CP 1.01%, 3/1/2004 (LOC: JPMorgan Chase Bank, State Street Bank and Trust Company and Bayerishe Landesbank)	3,418,000	3,418,000
Sunshine State Governmental Finance Commission, CP 1%, 3/25/2004 (Liquidity Facility; Toronto Dominion Bank)	1,000,000	1,000,000
Georgia−9.6%		
Atlanta, Airport Revenue, VRDN, Merlots Program 1.07% (Insured; FGIC and Liquidity Facility; Wachovia Bank)	5,070,000 [a]	5,070,000
Atlanta Urban Residential Financing Authority, MFHR VRDN 1.10% (Liquidity Facility; Merrill Lynch)	2,790,000 [a]	2,790,000
Gainesville and Hall County Development Authority Revenue, VRDN (Senior Living Facilities−Lanier Village Estates) 1.10% (LOC; Allied Irish Bank)	4,000,000 [a]	4,000,000
Gainesville Housing Authority, MFHR VRDN 1.10% (Liquidity Facility; Merrill Lynch)	3,455,000 [a]	3,455,000

Tax Exempt Investments (continued)	Principal Amount ($)	Value ($)
Georgia (continued)		
Savannah Economic Development Authority, Industrial Revenue, VRDN (Home Depot Project) 1.05%	20,000,000 [a]	20,000,000
Hawaii−.5%		
State of Hawaii, GO Notes, Refunding 5.25%, 4/1/2004 (Insured; MBIA)	500,000	501,743
Honolulu City and County, GO Notes 5.30%, 4/1/2004	1,240,000	1,244,583
Illinois−4.1%		
Illinois Development Finance Authority, Revenue, VRDN: (Aurora Central Catholic High School)		
1.25% (LOC; Allied Irish Banks)	1,000,000 [a]	1,000,000
(Mount Carmel High School Project)		
1% (LOC; Bank One)	2,800,000 [a]	2,800,000
Illinois Health Facilities Authority, Revenue (Evanston Health Facility):		
1%, 3/25/2004	8,500,000	8,500,000
1.03%, 11/30/2004	3,000,000	3,000,000
Indiana−.8%		
Indiana Health Facility Financing Authority, Revenue (Ascension Health Credit Group) 1.15%, 3/2/2004	3,000,000	3,000,000
Iowa−4.1%		
State of Iowa, TRAN 2%, 6/29/2004	5,000,000	5,015,482
Louisa County, PCR, Refunding, VRDN (Midwest Power System Project) 1.01%	10,000,000 [a]	10,000,000
Kentucky−.9%		
Kenton County Airport Board, Special Facilities Revenue VRDN, (Airis Cincinnati LLC) 1.05% (LOC; Deutsche Postbank)	3,000,000 [a]	3,000,000
Logan County, IBR, VRDN (Auburn Hosiery Mills Project) 1.25% (LOC; Bank of America)	400,000 [a]	400,000
Maryland−.8%		
Maryland Economic Development Corporation, Revenue VRDN (Chesapeake Advertising Facility) 1.19% (LOC; Allfirst Bank)	3,105,000 [a]	3,105,000
Massachusetts−2.2%		
Commonwealth of Massachusetts, GO Notes, BAN 1.50%, 4/20/2004	5,000,000	5,003,733
Westborough, GO Notes, BAN 1.38%, 5/21/2004	3,000,000	3,001,649

Tax Exempt Investments (continued)	Principal Amount ($)	Value ($)
Michigan—1.7%		
Detroit Sewage Disposal, Sewer Revenue VRDN, Merlots Program 1.02% (Insured; FSA and Liquidity Facility; Wachovia Bank)	2,260,000 [a]	2,260,000
Michigan Strategic Fund, LOR, VRDN (NSS Technologies Project) 1.11% (LOC; Wachovia Bank)	4,000,000 [a]	4,000,000
Minnesota—.3%		
St. Paul Port Authority, IDR, VRDN (Ideal Printers Inc.) 1% (LOC; Marshall and Ilsley Bank)	1,140,000 [a]	1,140,000
Mississippi—.7%		
Mississippi Business Finance Corporation, Revenue VRDN (Jackson Preparatory School) 1% (LOC; First Tennessee Bank)	2,725,000 [a]	2,725,000
Missouri—2.6%		
Missouri Higher Education Loan Authority, SLR Refunding, VRDN 1% (Insured; MBIA and Liquidity Facility; State Street Bank and Trust Company)	9,500,000 [a]	9,500,000
Nevada—1.2%		
Clark County, EDR, VRDN (Lutheran Secondary School Association Project) 1.20% (LOC; Allied Irish Banks)	3,900,000 [a]	3,900,000
State of Nevada, GO Notes, Refunding 5.40%, 7/15/2004	685,000	695,748
New York—3.5%		
Johnson City Central School District, GO Notes, BAN 1.50%, 6/17/2004	4,000,000	4,004,040
New York City Municipal Water Finance Authority, CP .98%, 6/10/2004 (LOC: Landesbank Baden-Wuerttemberg and Helaba Bank)	6,000,000	6,000,000
New York State Mortgage Agency, Revenue 1.125%, 4/2/2004	3,000,000	3,000,000
North Carolina—.3%		
Gaston County, GO Notes 5.50%, 5/1/2004 (Insured; FGIC)	1,050,000	1,057,992
Oklahoma—2.8%		
Canadian County Home Finance Authority, MFHR, VRDN 1.10% (Liquidity Facility; Merrill Lynch)	4,650,000 [a]	4,650,000
Oklahoma Development Finance Authority, LR (Oklahoma State System Higher Education):		
2%, 6/1/2004 (Insured; AMBAC)	1,000,000	1,002,492
2%, 12/1/2004 (Insured; MBIA)	500,000	502,974

8

Tax Exempt Investments (continued)	Principal Amount ($)	Value ($)
Oklahoma (continued)		
Tulsa County Industrial Authority, Capital Improvements Revenue 1.125%, 5/17/2004 (Liquidity Facility; Bank of America)	4,000,000	4,000,000
Oregon—3.5%		
Gilliam County, SWDR, VRDN (Waste Management Project) 1% (LOC; JPMorgan Chase Bank)	8,500,000 [a]	8,500,000
Portland, EDR, VRDN (Broadway Project) 1% (Insured; AMBAC and Liquidity Facility; Key Bank)	4,500,000 [a]	4,500,000
Pennsylvania—10.1%		
Chester County Industrial Development Authority Revenue, VRDN (University Student Housing Project) 1.03% (LOC; Citizens Bank of Pennsylvania)	7,305,000 [a]	7,305,000
Delaware County Industrial Development Authority, CP (Exelon Project) 1%, 4/6/2004 (LOC; Bank One)	3,500,000	3,500,000
Lancaster Industrial Development Authority, Revenue VRDN (Student Lodging and Services) 1.10% (LOC; Fulton Bank)	4,635,000 [a]	4,635,000
Mount Lebanon School District, GO Notes, VRDN Merlots Program 1.02% (Insured; MBIA and Liquidity Facility; Wachovia Bank)	4,990,000 [a]	4,990,000
Pennsylvania Economic Development Financing Authority, Exempt Facilities Revenue, VRDN (Reliant Energy Seward Project) 1% (LOC; WestLB AG)	5,000,000 [a]	5,000,000
Philadelphia Hospitals and Higher Education Facilities Authority, Revenue, Refunding, VRDN (Philadelphia Protestant Home) 1.10% (LOC; Fleet National Bank)	2,000,000 [a]	2,000,000
West Cornwall Township Municipal Authority, GO Notes Refunding, VRDN (Bethlehem School District Project) .98% (Insured; FSA and Liquidity Facility; Dexia Credit Locale)	10,000,000 [a]	10,000,000
Rhode Island—.8%		
Rhode Island Housing and Mortgage Finance Corporation Revenue (Home Opportunity Notes) 4.50%, 3/22/2004	3,000,000	3,006,086
South Carolina—1.4%		
South Carolina Association of Governmental Organizations, COP 1.50%, 4/14/2004	5,000,000	5,002,679

Tax Exempt Investments (continued)	Principal Amount ($)	Value ($)
Tennessee—6.2%		
Blount County Public Building Authority, Revenue, VRDN Local Government Public Improvement Program .95% (Insured; AMBAC and Liquidity Facility; Regions Bank)	4,045,000 [a]	4,045,000
Chattanooga Metropolitan Airport Authority, Revenue Refunding, VRDN 1.05% (LOC; First Tennessee Bank)	9,125,000 [a]	9,125,000
Metropolitan Government Nashville and Davidson County Health and Educational Facility Board, MFHR Refunding, VRDN (Brentwood Oaks Apartments) 1.04% (Insured; FNMA and Liquidity Facility; FNMA)	9,720,000 [a]	9,720,000
Texas—16.1%		
Brazos River Authority, PCR, Refunding, VRDN (TXU Energy Company Project) 1.02% (LOC; Citibank N.A.)	5,500,000 [a]	5,500,000
El Paso Industrial Development Authority, IDR VRDN (El Paso School District Limited Project) 1.15% (LOC; JPMorgan Chase Bank)	800,000 [a]	800,000
Houston Water and Sewer Authority, CP .99%, 5/26/2004 (Liquidity Facility: Bayerishe Landesbank and WestLB AG)	5,000,000	5,000,000
Lower Neches Valley Authority Industrial Development Corporation, Exempt Facilities Revenue, VRDN (Onyx Environmental Services) 1.05% (LOC; Fleet National Bank)	3,400,000 [a]	3,400,000
Northside Independent School District, GO Notes, Refunding 1%, 8/1/2004 (Insured; PSF Guaranteed and Liquidity Facility; Dexia Credit Locale)	4,000,000	4,000,000
Port Development Corporation, Marine Terminal Revenue, VRDN (Pasadena Terminal Project) 1.20% (LOC; Deutsche Bank)	2,420,000 [a]	2,420,000
Port of Port Arthur Navigation District Environmental Facilities Revenue, Refunding VRDN (Motiva Enterprises Project) 1.10%	5,945,000 [a]	5,945,000
San Antonio, CP .98%, 3/10/2004 (Liquidity Facility: Landesbank Baden-Wuerttemberg and WestLB AG)	3,450,000	3,450,000

Tax Exempt Investments (continued)	Principal Amount ($)	Value ($)
Texas (continued)		
State of Texas:		
SLR, Refunding (College Student Loan)		
.95%, 7/1/2004 (Liquidity Facility; Landesbank		
Hessen Thuringen Girozentrale)	7,000,000	7,000,000
TRAN 2%, 8/31/2004	12,000,000	12,050,377
Texas Association of School Boards, COP, TAN		
2%, 3/8/2004	4,850,000	4,850,928
University of Texas System Board of Regents, CP		
.975%, 9/1/2004	5,000,000	5,000,000
Utah−2.1%		
Salt Lake County, GO Notes, Refunding 2%, 6/15/2004	1,285,000	1,288,572
Utah Housing Finance Agency, MFHR		
Refunding, VRDN (Candlestick Apartments LLC)		
1% (Insured; FNMA and Liquidity Facility; FNMA)	6,400,000 [a]	6,400,000
Virginia−2.4%		
Hanover County Industrial Development Authority, IDR		
VRDN (Iron and Metal Company Project)		
1.10% (LOC; Branch Banking and Trust Company)	3,925,000 [a]	3,925,000
Patrick County Industrial Development Authority		
IDR, VRDN (Narroflex Inc. Project)		
1.05% (LOC; HSBC Bank USA)	5,000,000 [a]	5,000,000
Washington−4.7%		
Port Chehalis Industrial Development Corporation		
Revenue, VRDN (JLT Holding LLC Project)		
1.15% (LOC; Key Bank)	3,200,000 [a]	3,200,000
State of Washington, GO Notes, VRDN		
Merlots Program 1.02% (Insured: FGIC and MBIA		
and Liquidity Facility; Wachovia Bank)	5,000,000 [a]	5,000,000
Washington Housing Finance Commission, MFHR		
Refunding, VRDN (Avalon Ridge Apartments Project)		
.99% (Insured; FNMA)	9,255,000 [a]	9,255,000
West Virginia−1.2%		
West Virginia Hospital Finance Authority, Revenue		
VRDN, WVHA Pooled Financing Program		
.98% (LOC; Branch Banking and Trust Company)	4,335,000 [a]	4,335,000

Tax Exempt Investments (continued)	Principal Amount ($)	Value ($)
Wisconsin−3.6%		
West Allis, Revenue, VRDN (State Fair Park Exposition Center Project) 1% (LOC; U.S. Bank NA)	3,000,000 [a]	3,000,000
Wisconsin Health and Educational Facilities Authority Revenue, VRDN (Mequon Jewish Project) .99% (LOC; Bank One)	3,250,000 [a]	3,250,000
Wisconsin School District Cash Flow Management Program, Revenue, COP 2%, 11/1/2004 (LOC; U.S. Bank NA)	7,000,000	7,039,325
Wyoming−2.4%		
Campbell County, IDR (Two Elk Power General Station Project) 1.40%, 12/2/2004 (GIC; Bayerische Landesbank)	9,000,000	9,000,000
Total Investments (cost $368,411,899)	**99.8%**	**368,411,889**
Cash and Receivables (Net)	**.2%**	**714,720**
Net Assets	**100.0%**	**369,126,609**

Summary of Abbreviations

AMBAC	American Municipal Bond Assurance Corporation	**LOR**	Limited Obligation Revenue
BAN	Bond Anticipation Notes	**LR**	Lease Revenue
COP	Certificate of Participation	**MBIA**	Municipal Bond Investors Assurance Insurance Corporation
CP	Commercial Paper		
EDR	Economic Development Revenue	**MFHR**	Multi-Family Housing Revenue
FGIC	Financial Guaranty Insurance Company	**PCR**	Pollution Control Revenue
		PSF	Permanent School Fund
FNMA	Federal National Mortgage Association	**RAW**	Revenue Anticipation Warrants
		SLR	Student Loan Revenue
FSA	Financial Security Assurance	**SWDR**	Solid Waste Disposal Revenue
GIC	Guaranteed Investment Contract	**TAN**	Tax Anticipation Notes
GO	General Obligation	**TRAN**	Tax and Revenue Anticipation Notes
IBR	Industrial Building Revenue		
IDR	Industrial Development Revenue	**VRDN**	Variable Rate Demand Notes
LOC	Letter of Credit		

Summary of Combined Ratings (Unaudited)

Fitch	or	Moody's	or	Standard & Poor's	Value (%)
F1+, F1		VMIG1, MIG1, P1		SP1+, SPI, A1+, A1	88.0
AAA, AA, A [b]		Aaa, Aa, A [b]		AAA, AA, A [b]	3.2
Not Rated [c]		Not Rated [c]		Not Rated [c]	8.8
					100.0

[a]   *Securities payable on demand. Variable interest rate—subject to periodic change.*

[b]   *Notes which are not F, MIG and SP rated are represented by bond ratings of the issuers.*

[c]   *Securities which, while not rated by Fitch, Moody's and Standard & Poor's, have been determined by the Manager to be of comparable quality to those rated securities in which the fund may invest.*

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

February 29, 2004 (Unaudited)

	Cost	Value
Assets ($):		
Investments in securities—See Statement of Investments	368,411,889	368,411,889
Cash		1,140,904
Interest receivable		997,299
Prepaid expenses		20,285
		370,570,377
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates		106,696
Payable for investment securities purchased		1,288,572
Payable for shares of Common Stock redeemed		9
Accrued expenses and other liabilities		48,491
		1,443,768
Net Assets ($)		**369,126,609**
Composition of Net Assets ($):		
Paid-in capital		369,132,946
Accumulated net realized gain (loss) on investments		(6,337)
Net Assets ($)		**369,126,609**
Shares Outstanding		
(3 billion shares of $.001 par value Common Stock authorized)		369,132,946
Net Asset Value, offering and redemption price per share ($)		**1.00**

See notes to financial statements.

STATEMENT OF OPERATIONS

Six Months Ended February 29, 2004 (Unaudited)

Investment Income ($):	
Interest Income	**2,024,368**
Expenses:	
Management fee–Note 2(a)	921,721
Shareholder servicing costs–Note 2(b)	122,682
Custodian fees	20,582
Professional fees	19,099
Registration fees	14,152
Prospectus and shareholders' reports	6,836
Directors' fees and expenses–Note 2(c)	4,219
Miscellaneous	9,285
Total Expenses	**1,118,576**
Less–reduction in management fee due to undertaking–Note 2(a)	(289,027)
Net Expenses	**829,549**
Investment Income–Net, representing net increase in net assets resulting from operations	**1,194,819**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Six Months Ended February 29, 2004 (Unaudited)	Year Ended August 31, 2003
Operations ($):		
Investment income–net	1,194,819	3,452,309
Net realized gain (loss) from investments	–	38,985
Net unrealized appreciation (depreciation) on investments	–	(2,785)
Net Increase (Decrease) in Net Assets Resulting from Operations	**1,194,819**	**3,488,509**
Dividends to Shareholders from ($):		
Investment income–net	**(1,194,819)**	**(3,452,309)**
Capital Stock Transactions ($1.00 per share):		
Net proceeds from shares sold	122,849,333	250,291,172
Dividends reinvested	1,113,577	3,248,756
Cost of shares redeemed	(137,981,922)	(286,392,400)
Increase (Decrease) in Net Assets from Capital Stock Transactions	**(14,019,012)**	**(32,852,472)**
Total Increase (Decrease) in Net Assets	**(14,019,012)**	**(32,816,272)**
Net Assets ($):		
Beginning of Period	383,145,621	415,961,893
End of Period	**369,126,609**	**383,145,621**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following table describes the performance for the fiscal periods indicated. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

	Six Months Ended February 29, 2004 (Unaudited)	Year Ended August 31,				
		2003	2002	2001	2000	1999
Per Share Data ($):						
Net asset value, beginning of period	1.00	1.00	1.00	1.00	1.00	1.00
Investment Operations:						
Investment income−net	.003	.009	.013	.032	.034	.029
Distributions:						
Dividends from investment income−net	(.003)	(.009)	(.013)	(.032)	(.034)	(.029)
Net asset value, end of period	1.00	1.00	1.00	1.00	1.00	1.00
Total Return (%)	.64[a]	.87	1.36	3.26	3.47	2.90
Ratios/Supplemental Data (%):						
Ratio of expenses to average net assets	.45[a]	.45	.45	.45	.45	.45
Ratio of net investment income to average net assets	.65[a]	.87	1.35	3.22	3.39	2.86
Decrease reflected in above expense ratios due to undertakings by The Dreyfus Corporation	.16[a]	.16	.15	.15	.15	.15
Net Assets, end of period ($ x 1,000)	369,127	383,146	415,962	452,448	490,964	609,532

[a]   Annualized.
See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus BASIC Municipal Money Market Fund (the "fund") is a separate non-diversified series of Dreyfus Municipal Funds, Inc. (the "Company") which is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company and operates as a series company currently offering four series including the fund. The fund's investment objective is to provide investors with as high a level of current income exempt from federal income tax as is consistent with the preservation of capital and maintenance of liquidity. The Dreyfus Corporation (the "Manager") serves as the fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation. ("Mellon Financial"). Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares, which are sold to the public without a sales charge.

The Company accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses which are applicable to all series are allocated among them on a pro rata basis.

It is the fund's policy to maintain a continuous net asset value per share of $1.00; the fund has adopted certain investment, fund valuation and dividend and distribution policies to enable it to do so. There is no assurance, however, that the fund will be able to maintain a stable net asset value per share of $1.00.

The fund's financial statements are prepared in accordance with accounting principles generally accepted in the United States, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued at amortized cost in accordance with Rule 2a-7 of the Act, which has been determined by the fund's Board of Directors to represent the fair value of the fund's investments.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Interest income, adjusted for amortization of discounts and premium on investments, is earned from settlement date and recognized on the accrual basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Cost of investments represents amortized cost. Under the terms of the custody agreement, the fund received net earnings credits of $10,137 during the period ended February 29, 2004 based on available cash balances left on deposit. Income earned under this arrangement is included in interest income.

(c) Dividends to shareholders: It is the policy of the fund to declare dividends daily from investment income-net. Such dividends are paid monthly. Dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, it is the policy of the fund not to distribute such gain.

(d) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, which can distribute tax exempt dividends, by complying with the applicable provisions of the Code, and to make distributions of income and net realized capital gain sufficient to relieve it from substantially all federal income and excise taxes.

The fund has an unused capital loss carryover of $6,337 available for federal income tax purposes to be applied against future net securities profits, if any, realized subsequent to August 31, 2003. If not applied, the carryover expires in fiscal 2007.

The tax character of distributions paid to shareholders during the fiscal year ended August 31, 2003, were all tax exempt income. The tax character of current year distributions will be determined at the end of the current fiscal year.

At February 29, 2004, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

NOTE 2—Management Fee and Other Transactions with Affiliates:

(a) Pursuant to a management agreement with the Manager, the management fee is computed at the annual rate of .50 of 1% of the value of the fund's average daily net assets and is payable monthly. The Manager has undertaken, until such time as it gives shareholders at least 90 days' notice to the contrary, to reduce the management fee paid by the fund, if the fund's aggregate expenses, exclusive of taxes, brokerage fees, interest on borrowings and extraordinary expenses, exceed an annual rate of .45 of 1% of the value of the fund's average daily net assets. The Manager has committed to continue this undertaking at least until January 1, 2005. The reduction in management fee, pursuant to the undertaking, amounted to $289,027 during the period ended February 29, 2004.

(b) Under the Shareholder Services Plan, the fund reimburses the Distributor an amount not to exceed an annual rate of .25 of 1% of the value of the fund's average daily net assets for certain allocated expenses of providing personal services and/or maintaining shareholder accounts. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. During the period ended February 29, 2004, the fund was charged $86,405 pursuant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended February 29, 2004, the fund was charged $19,919 pursuant to the transfer agency agreement.

(c) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Effective October 15, 2003, annual retainer fees and attendance fees are allocated to each fund based on net assets. Prior to October 15, 2003, each director who is not an "affiliated person" as defined in the Act received from the fund an annual fee of $1,000 and an attendance fee of $250 per meeting. The Chairman of the Board received an additional 25% of such compensation and continues to do so under the new compensation structure.

NOTE 3—Legal Matters:

Two class actions have been filed against Mellon Financial and Mellon Bank, N.A., and Dreyfus and Founders Asset Management LLC (the "Investment Advisers"), and the directors of all or substantially all of the Dreyfus funds, alleging that the Investment Advisers improperly used assets of the Dreyfus funds, in the form of directed brokerage commissions and 12b-1 fees, to pay brokers to promote sales of Dreyfus funds, and that the use of fund assets to make these payments was not properly disclosed to investors. The complaints further allege that the directors breached their fiduciary duties to fund shareholders under the Investment Company Act of 1940 and at common law. The complaints seek unspecified compensatory and punitive damages, rescission of the funds' contracts with the Investment Advisers, an accounting of all fees paid, and an award of attorneys' fees and litigation expenses. Dreyfus and the Dreyfus funds believe the allegations to be totally without merit and will defend the actions vigorously.

Additional lawsuits arising out of these circumstances and presenting similar allegations and requests for relief may be filed against the defendants in the future. Neither Dreyfus nor the Dreyfus funds believe that any of the pending actions will have a material adverse affect on the Dreyfus funds or Dreyfus' ability to perform its contracts with the Dreyfus funds.

For More Information

Dreyfus
BASIC Municipal
Money Market Fund
200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

The Bank of New York
100 Church Street
New York, NY 10286

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

To obtain information:

By telephone
Call 1-800-645-6561

By mail Write to:
The Dreyfus Family of Funds
144 Glenn Curtiss Boulevard
Uniondale, NY 11556-0144

By E-mail Send your request
to info@dreyfus.com

On the Internet Information
can be viewed online or
downloaded from:

http://www.dreyfus.com

Dreyfus Premier Select Municipal Bond Fund

SEMIANNUAL REPORT February 29, 2004



The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents



LETTER FROM THE CHAIRMAN

Dear Shareholder:

This semiannual report for Dreyfus Premier Select Municipal Bond Fund covers the six-month period from September 1, 2003, through February 29, 2004. Inside, you'll find valuable information about how the fund was managed during the reporting period, including a discussion with the fund's portfolio manager, Douglas Gaylor.

The municipal bond market ended the reporting period with the same strong performance and underpinnings with which it began. In fact, despite a rising stock market, historically low tax-exempt yields and stubborn fiscal pressures affecting many states and municipalities, investor demand for tax-exempt securities has remained robust, supporting bond prices. While the strengthening U.S. economy continues to suggest to us that short-term interest rates are likely to rise at some point in the future, the timing of such a move and its implications for municipal bonds of various types and maturities are far from certain.

Should you revise your tax-exempt income strategies if the economy strengthens further? The answer depends on your current needs and tax situation, future goals and the level of diversification across the various asset classes in your overall investment portfolio. As always, we encourage you to talk with your financial advisor regularly about these issues and the investment strategies that may be appropriate for you.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
March 15, 2004



DISCUSSION OF FUND PERFORMANCE

Douglas Gaylor, Portfolio Manager

How did Dreyfus Premier Select Municipal Bond Fund perform relative to its benchmark?

For the six-month period ended February 29, 2004, the fund produced total returns of 6.84% for Class A shares, 6.68% for Class B shares, 6.56% for Class C shares and 7.08% for Class Z shares.[1,2] The Lehman Brothers Municipal Bond Index, the fund's benchmark, achieved a 6.52% total return for the same period.[3] In addition, the average total return for all funds reported in the Lipper General Municipal Debt Funds category was 6.44% over the reporting period.[4]

Municipal bond prices rallied modestly during the reporting period, con tributing positively to the fund's total returns. The fund produced highe returns than its benchmark and Lipper category average, primarily due t relatively high levels of income from longstanding core holdings.

What is the fund's investment approach?

The fund seeks as high a level of current income exempt from federal income tax as is consistent with the preservation of capital. To pursue this goal, the fund normally invests substantially all of its assets in municipal bonds that provide income exempt from federal income tax.

The dollar-weighted average maturity of the fund normally exceeds 10 years, but there are no specific requirements with respect to average portfolio maturity. The fund will invest at least 65% of its assets in municipal bonds with an A or higher credit rating, or the unrated equivalent as determined by Dreyfus. The remaining 35% of the fund's assets may be invested in municipal bonds with a credit quality lower than A, including bonds of below investment-grade credit quality ("high-yield" or "junk" bonds).

The portfolio manager may buy and sell bonds based on credit quality, market outlook and yield potential. In selecting municipal bonds for investment, the portfolio manager may assess the current interest-rate environment and the municipal bond's potential volatility in different rate environments. The portfolio manager focuses on bonds with the potential to offer attractive current income, typically looking for bonds that can provide consistently attractive current yields or that are trading at competitive market prices. A portion of the fund's assets may be allocated to "discount" bonds, which are bonds that sell at a price below their face value, or to "premium" bonds, which are bonds that sell at a price above their face value. The portfolio's allocation to either discount bonds or premium bonds will change along with the portfolio manager's changing views of the current interest-rate and market environment. The portfolio manager also may look to select bonds that are most likely to obtain attractive prices when sold.

What other factors influenced the fund's performance?

Just before the reporting period began, municipal bonds suffered a sharp summertime decline amid signs that the U.S. economy was growing robustly. As a result, the reporting period began at a time of relatively low tax-exempt bond prices. Over the next six months, bond prices recovered gradually as it became clearer that the labor market remained weak, keeping a lid on potential inflationary pressures and allowing the Federal Reserve Board (the "Fed") to maintain short-term interest rates at historically low levels. In addition, a strengthening economy was expected to produce better fiscal conditions for many states and municipalities that previously had seen tax revenues fall short of budgeted projections. The resulting price appreciation of the fund's holdings, combined with competitive levels of income from longstanding core positions, contributed positively to its total returns for the reporting period.

We maintained a slightly longer than average duration throughout the reporting period. When making new purchases, we generally favored higher-coupon, premium-priced bonds that historically have tended to perform well during market declines. We focused on bonds with maturities in the 15- to 20-year range, which helped us capture higher yields than generally were available among bonds with maturities toward the lower end of the intermediate-term range. We also continued to upgrade the fund's overall credit quality by reducing its holdings of lower-rated securities.

What is the fund's current strategy?

Although the U.S. economy reportedly has continued to expand without creating a significant number of new jobs, we believe that the Fed's next move, the timing of which is uncertain, is likely to be an increase in short-term interest rates. Therefore, we have maintained our focus on premium-priced bonds, and a continued emphasis on higher credit quality for the fund. Of course, we are prepared to change our strategies as bond market conditions evolve.

March 15, 2004

[1] *Total return includes reinvestment of dividends and any capital gains paid. Past performance is no guarantee of future results. Share price, yield and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost. Income may be subject to state and local taxes, and some income may be subject to the federal alternative minimum tax (AMT) for certain investors. Capital gains, if any, are fully taxable. Performance figures provided reflect the absorption of fund expenses by The Dreyfus Corporation pursuant to an agreement in which shareholders are given at least 90 days' notice, at which time it may be extended, terminated or modified. Had these expenses not been absorbed, the fund's returns would have been lower.*

[2] *Class Z is not subject to any initial or deferred sales charge.*

[3] *SOURCE: LIPPER INC. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Lehman Brothers Municipal Bond Index is a widely accepted, unmanaged total return performance benchmark for the long-term, investment-grade, tax-exempt bond market. Index returns do not reflect fees and expenses associated with operating a mutual fund.*

[4] *SOURCE: LIPPER INC. — Category average returns reflect the fees and expenses of the funds composing the average.*

STATEMENT OF INVESTMENTS

February 29, 2004 (Unaudited)

Long-Term Municipal Investments−96.8%	Principal Amount ($)	Value ($)
Alabama−.5%		
Florence, Warrants 5.75%, 9/1/2015 (Insured; MBIA)	1,000,000	1,075,280
Arizona−.5%		
Arizona School Facilities Board, Revenue (State School Improvement) 5%, 7/1/2018	1,025,000	1,122,108
Arkansas−2.3%		
Board of Trustees of the University of Arkansas, Various Facility Revenue (Fayetteville Campus):		
5.50%, 12/1/2017 (Insured; FGIC)	2,865,000	3,297,930
5.50%, 12/1/2017 (Insured; FSA)	1,695,000	1,947,013
California−18.0%		
California:		
GO:		
5.25%, 10/1/2016	4,070,000	4,296,414
5.25%, 9/1/2017 (Insured; MBIA)	1,800,000	1,961,748
Veterans 5.45%, 12/1/2024 (Insured; FSA)	3,430,000	3,543,327
California Department of Water Resouces:		
Power Supply Revenue		
5.375%, 5/1/2017 (Insured; XLCA)	4,000,000	4,515,120
Water Revenue (Central Valley Project)		
5%, 12/1/2015 (Insured; FGIC)	2,000,000	2,223,780
California Public Works Board, LR (Department of Corrections) 5.25%, 3/1/2021 (Insured; AMBAC)	1,000,000	1,084,600
Clovis Public Financing Authority, Water Revenue 5%, 3/1/2019 (Insured; AMBAC)	2,005,000	2,179,956
Desert Sands Unified School District, COP:		
5.25%, 3/1/2015 (Insured; MBIA)	1,025,000	1,160,484
5.25%, 3/1/2016 (Insured; MBIA)	1,080,000	1,213,002
East Bay Municipal Utility District, Water System Revenue 5%, 6/1/2021 (Insured; MBIA)	1,125,000	1,193,400
East Side Union High School District, GO (County of Santa Clara, 2002 Election Series):		
5%, 8/1/2017 (Insured; FGIC)	1,290,000	1,419,877
5%, 8/1/2018 (Insured; FGIC)	1,345,000	1,473,031
5%, 8/1/2019 (Insured; FGIC)	1,410,000	1,535,575
Fullerton Joint Union High School District 5%, 8/1/2018 (Insured; FSA)	760,000	830,604
Glendale Community College District:		
Zero Coupon, 8/1/2019 (Insured; FGIC)	1,130,000	558,954
Zero Coupon, 8/1/2020 (Insured; FGIC)	1,200,000	556,284
Zero Coupon, 8/1/2021 (Insured; FGIC)	1,520,000	659,938

Long-Term Municipal Investments (continued)	Principal Amount ($)	Value ($)
California (continued)		
Glendora Unified School District, GO:		
Zero Coupon, 8/1/2026 (Insured; FGIC)	2,575,000	831,339
Zero Coupon, 8/1/2027 (Insured; FGIC)	2,000,000	609,760
Lynwood Unified School District,		
GO (County of Los Angeles)		
5%, 8/1/2021 (Insured; FSA)	700,000	753,088
Nevada Joint Union High School District		
(Nevada and Yuba Counties)		
GO 5%, 8/1/2022 (Insured; FSA)	1,160,000	1,232,454
Placer Union High School District:		
Zero Coupon, 8/1/2027 (Insured; FSA)	4,110,000	1,253,057
Zero Coupon, 8/1/2028 (Insured; FSA)	4,000,000	1,156,480
San Juan Unified School District:		
5.25%, 8/1/2019 (Insured; MBIA)	1,295,000	1,455,140
5.25%, 8/1/2020 (Insured; MBIA)	1,425,000	1,590,400
Tustin Unified School District, Special Tax		
(Senior Lien Community Facilities District 97)		
Zero Coupon, 9/1/2021 (Insured; FSA)	1,615,000	694,821
Walnut Valley Unified School District		
6.50%, 8/1/2019 (Insured; FGIC)	1,765,000	1,820,139
Colorado—2.2%		
Colorado Health Facilities Authority, Revenue		
(Porter Place) 5.875%, 1/20/2020	1,940,000	2,113,203
Northwest Parkway Public Highway		
Authority, Senior Revenue		
Zero Coupon, 6/15/2026 (Insured; FSA)	10,000,000	2,941,400
Delaware—4.7%		
Delaware Economic Development Authority,		
Revenue (Pollution Control Delmarva Project)		
5.20%, 2/1/2019 (Insured; AMBAC)	6,000,000	6,559,860
Delaware Housing Authority, Revenue		
5.40%, 7/1/2024	1,695,000	1,796,293
Sussex County 5.70%, 10/15/2012	215,000	220,317
The City of Wilmington, MFHR		
(GNMA Collateralized Mortgage Loan—		
Market Street Mews Project)		
5.45%, 9/20/2022	2,250,000	2,387,453
Florida—2.0%		
Jacksonville Electric Authority, Revenue		
5%, 10/1/2013	1,000,000	1,056,230

Long-Term Municipal Investments (continued)	Principal Amount ($)	Value ($)
Florida (continued)		
School Board of Saint Lucie County, COP (Florida Master Lease Program) 5%, 7/1/2018 (Insured; FSA)	1,635,000	1,792,728
Winter Park, Water and Sewer Revenue 5.375%, 12/1/2019 (Insured; AMBAC)	1,525,000	1,715,168
Georgia—2.0%		
Atlanta, Water and Wastewater Revenue 5.50%, 11/1/2018 (Insured; FGIC)	1,200,000	1,425,576
De Kalb County Housing Authority, MFHR (Longleaf Apartments Project) 5.45%, 10/20/2024	1,540,000	1,677,815
Development Authority of Bulloch County, Student Housing LR (Georgia Southern University Project) 5%, 8/1/2018 (Insured; AMBAC)	1,470,000	1,603,344
Idaho—8.5%		
Boise State University, Revenues: 5.375%, 4/1/2022 (Insured; FGIC)	3,000,000	3,326,910
Student Union and Housing System 5%, 4/1/2017 (Insured; AMBAC)	1,015,000	1,126,427
Caldwell, Parity Lien Sewer Revenue 5.75%, 9/1/2018 (Insured; FSA)	2,625,000	3,059,254
Canyon County School District Number 132 (Caldwell) GO:		
5.25%, 7/30/2016 (Insured; MBIA)	1,405,000	1,588,057
5.25%, 7/30/2017 (Insured; MBIA)	1,480,000	1,664,763
Idaho Housing and Finance Association:		
5.55%, 1/1/2033	760,000	803,252
(Single Family Mortgage) 5.625%, 7/1/2015	1,255,000	1,270,123
Idaho State University, General Improvement Revenue:		
5%, 4/1/2016 (Insured; FSA)	2,315,000	2,571,039
5%, 4/1/2017 (Insured; FSA)	1,930,000	2,129,253
Joint School District Number 2 (Meridian) Ada and Canyon Counties GO School 5%, 7/30/2020	1,000,000	1,080,180
The Regents of the University of Idaho, Student Fee Revenue 5%, 4/1/2014 (Insured; FSA)	1,080,000	1,216,426

Long-Term Municipal Investments (continued)	Principal Amount ($)	Value ($)
Kentucky−.5%		
Kentucky Turnpike Authority, Economic Development Road Revenue (Revitalization Projects):		
5.625%, 7/1/2010 (Insured; AMBAC) (Prerefunded 7/1/2005)	745,000 [a]	804,905
5.625%, 7/1/2010 (Insured; AMBAC)	255,000	274,729
Louisiana−2.8%		
Louisiana Office Facilities Corp., LR (Capital Complex Program) 5.25%, 3/1/2017 (Insured; MBIA)	3,000,000	3,345,000
Orleans Parish School Board 5.20%, 2/1/2014 (Insured; FGIC)	3,000,000	3,167,820
Maine−2.9%		
Maine Housing Authority (Mortgage Purchase):		
5.85%, 11/15/2020	1,350,000	1,451,061
5.35%, 11/15/2021	5,000,000	5,291,450
Maryland−7.5%		
Baltimore County, PCR (Bethlehem Steel Corp.) 7.55%, 6/1/2017	4,150,000 [b]	7,470
Community Development Administration, Maryland Department of Housing and Community Development:		
Housing 5.95%, 7/1/2023	3,665,000	3,826,480
Multi-Family Housing Revenue (Insured Mortgage Loans) 5.30%, 5/15/2022	1,000,000	1,064,480
Residential Revenue:		
5.30%, 9/1/2012	800,000	874,768
5.40%, 9/1/2013	755,000	821,508
5.55%, 9/1/2015	790,000	856,281
(Single Family Program) 4.75%, 4/1/2013	2,090,000	2,245,768
Prince Georges County, Revenue (Dimensions Health Corp.) 5.30%, 7/1/2024	10,560,000	7,760,333
Massachusetts−2.1%		
Massachusetts Development Finance Agency, Revenue:		
(Morville House Apartments) 5.05%, 12/15/2023 (LOC; FHLB and Fleet Bank)	1,000,000	1,021,410
(Robert L. Fortes House) 5.10%, 9/15/2023 (LOC; FHLB and Fleet Bank)	1,900,000	1,948,773

Long-Term Municipal Investments (continued)	Principal Amount ($)	Value ($)
Massachusetts (continued)		
Massachusetts Health and Educational Facilities Authority, Revenue (Mount Auburn Hospital Issue) 6.30%, 8/15/2024 (Insured; MBIA)	750,000	781,770
Massachusetts Housing Finance Agency, SFHR 7.125%, 6/1/2025	180,000	180,670
Massachusetts Industrial Finance Agency, Health Care Facility Revenue (Metro Health Foundation Inc. Project) 6.75%, 12/1/2027	1,000,000	947,910
Michigan—2.6%		
Cadillac Area Public Schools 5.375%, 5/1/2017 (Insured; FGIC)	1,665,000	1,787,960
Kalamazoo Hospital Finance Authority, Hospital Facility Revenue (Burgess Medical Center) 6.25%, 6/1/2014 (Insured; FGIC)	1,000,000	1,247,540
Livingston County (Marion Sanitary Sewer Systems Number 1) 5.125%, 6/1/2019	2,100,000	2,281,419
Michigan Municipal Bond Authority, Revenue (Local Government Loan Program) 6.125%, 12/1/2018 (Insured; FGIC)	750,000	793,230
Missouri—3.4%		
Cape Girardeau County Industrial Development Authority, MFHR (Cape La Croix) 6.40%, 6/20/2031	1,245,000	1,308,632
Greene County Reorganized School District, Number R 02 (Building—Missouri Direct Deposit Program) 5%, 3/1/2019 (Insured; FSA)	1,350,000	1,472,094
Missouri Housing Development Commission, MFHR:		
5.25%, 12/1/2016	2,460,000	2,648,830
5.375%, 12/1/2018	2,270,000	2,435,619
Montana—1.2%		
Montana Board of Housing, Single Family Mortgage 5.60%, 12/1/2023	2,705,000	2,851,773

Long-Term Municipal Investments (continued)	Principal Amount ($)	Value ($)
Nebraska—1.1%		
Municipal Energy Agency of Nebraska, Power Supply System Revenue 5.25%, 4/1/2016 (Insured; AMBAC)	2,305,000	2,599,072
New Hampshire—3.4%		
New Hampshire Higher Educational and Health Facilities Authority, HR (Androscoggin Valley Hospital) 5.75%, 11/1/2017	1,475,000	1,559,989
New Hampshire Housing Finance Authority: Multi-Family Revenue:		
5.05%, 7/1/2012	2,255,000	2,468,007
5.15%, 7/1/2013	3,480,000	3,789,268
Mortgage Revenue 6.85%, 7/1/2014	30,000	30,619
New Jersey—1.0%		
New Jersey Economic Development Authority, Construction Revenue 5.25%, 6/15/2019 (Insured; FGIC)	980,000	1,098,962
New Jersey Turnpike Authority, Turnpike Revenue:		
6.50%, 1/1/2016 (Escrowed to Maturity)	750,000	937,080
6.50%, 1/1/2016	250,000	310,470
New Mexico—.9%		
New Mexico Finance Authority, Court Facilities Fee Revenue 5%, 6/15/2016 (Insured; MBIA)	1,920,000	2,121,331
New York—2.1%		
New York City Municipal Water Finance Authority, Water and Sewer System Revenue 5.125%, 6/15/2021 (Insured; MBIA)	2,000,000	2,165,680
New York State Thruway Authority: (Highway and Bridge Trust Fund)		
5%, 4/1/2016 (Insured; FGIC)	1,000,000	1,093,890
(State Personal Income Tax Revenue-Transportation)		
5%, 3/15/2020 (Insured; MBIA)	1,575,000	1,706,638
North Carolina—3.7%		
North Carolina Housing Finance Agency (Home Ownership) 5.875%, 7/1/2031	8,175,000	8,626,178

Long-Term Municipal Investments (continued)	Principal Amount ($)	Value ($)
Ohio−3.3%		
Village of Groveport, Income Tax Receipt (Special Obligations):		
5%, 12/1/2017 (Insured; MBIA)	3,535,000	3,899,671
5%, 12/1/2018 (Insured; MBIA)	1,000,000	1,096,070
Lorain, Hospital Improvement Revenue (Lakeland Community Hospital, Inc.)		
6.50%, 11/15/2012	875,000	897,794
Sharonville 5.25%, 6/1/2017 (Insured; FGIC)	1,480,000	1,675,153
Oregon−1.4%		
Oregon Bond Bank, Revenue (Economic Community Development Department) 5.50%, 1/1/2014 (Insured; MBIA)	1,190,000	1,355,374
Oregon Housing and Community Services Department, SFMR (Mortgage Program) 6.45%, 7/1/2026	395,000	410,211
Sweet Home School District Number 55, Linn County, GO 5.50%, 6/15/2020 (Insured; FSA)	1,375,000	1,549,694
Pennsylvania−2.8%		
Dauphin County General Authority, Office and Packaging Revenue (Riverfront Office) 6%, 1/1/2025	2,000,000	1,851,120
Ephrata Area School District 5%, 4/15/2013 (Insured; FGIC)	500,000	561,010
Philadelphia Hospitals and Higher Education Facilities Authority, Revenue (Jefferson Health Systems) 5%, 5/15/2011	1,410,000	1,505,104
Washington County Industrial Development Authority, PCR (West Penn Power Co.) 6.05%, 4/1/2014 (Insured; AMBAC)	2,500,000	2,679,600
Rhode Island−.7%		
Rhode Island Consolidation Capital Development Loan 5.60%, 8/1/2010 (Insured; FGIC) (Prerefunded 8/1/2005)	1,620,000 [a]	1,739,524
Tennessee−.4%		
Sullivan County Industrial Board, Revenue 6.35%, 7/20/2027	1,000,000	1,052,160
Texas−5.3%		
Austin, Utility System Revenue 5.125%, 11/15/2016 (Insured; FSA)	2,000,000	2,189,620

Long-Term Municipal Investments (continued)	Principal Amount ($)	Value ($)
Texas (continued)		
Austin Convention Enterprises Inc., Convention Center Hotel First Tier Revenue 6.60%, 1/1/2021	1,500,000	1,611,480
Crosby Independent School District (Permanent School Fund Guaranteed) Zero Coupon, 2/15/2017	1,655,000	937,673
Dallas 5.25%, 2/15/2018	1,000,000	1,109,920
Frisco Independent School District (Permanent School Fund Guaranteed) (School Building) 5.40%, 8/15/2023	2,000,000	2,032,060
Little Elm Independent School District (Permanent School Fund Guaranteed) Zero Coupon, 8/15/2022	1,285,000	480,269
McKinney Independent School District (Permanent School Fund Guaranteed) 5.375%, 2/15/2019	1,500,000	1,674,795
North Harris Montgomery Community College District 5.375%, 2/15/2017 (Insured; FGIC)	1,945,000	2,195,322
Vermont−1.6%		
Vermont Municipal Bond Bank: 5%, 12/1/2017 (Insured; MBIA)	1,185,000	1,314,793
5%, 12/1/2022 (Insured; MBIA)	2,270,000	2,428,128
Virginia−2.5%		
Fairfax County Economic Development Authority, LR (Government Center Properties) 5.50%, 5/15/2014 (Prerefunded 5/15/2004)	1,000,000 [a]	1,029,870
Hampton Redevelopment and Housing Authority, Senior Living Association Revenue 5.875%, 7/20/2016	1,825,000	1,931,726
Middle River Regional Jail Authority, Jail Facility Revenue 5%, 5/15/2019 (Insured; MBIA)	1,200,000	1,318,908
Riverside Regional Jail Authority, Jail Facilities Revenue 5.875%, 7/1/2014 (Insured; MBIA) (Prerefunded 7/1/2005)	475,000 [a]	514,776
Virginia Housing Development Authority (Commonwealth Mortgage) 5.45%, 1/1/2016	1,000,000	1,083,570
Washington−1.1%		
Energy Northwest, Wind Project Revenue 5.875%, 7/1/2020	1,375,000	1,497,664

Long-Term Municipal Investments (continued)	Principal Amount ($)	Value ($)
Washington (continued)		
Seatac Local Option Transportation, Tax Revenue 6.50%, 12/1/2013 (Insured; MBIA)	45,000	46,097
Tacoma, Conservation Systems Project Revenue (Tacoma Public Utilities Division) 6.60%, 1/1/2015 (Prerefunded 1/1/2005)	1,000,000 [a]	1,046,910
West Virginia−.5%		
Pleasants County, PCR (West Penn Power Co.) 6.15%, 5/1/2015 (Insured; AMBAC)	1,000,000	1,077,500
Wisconsin−1.3%		
Badger Tobacco Asset Securitization Corp., Tobacco Settlement Asset-Backed Bonds 7%, 6/1/2028	2,000,000	2,039,220
Housing Authority of the City of Mlwaukee, Multifamily Housing Revenue (Veterans Housing Projects) 5.10%, 7/1/2022	1,000,000	1,081,320
Total Long-Term Municipal Investments (cost $213,663,421)		**225,291,147**

Short-Term Municipal Investments−1.8%		
Florida−1.1%		
Collier County Health Facilities Authority, Revenue, VRDN (Cleveland Clinic Health) .98% (LOC; JP Morgan Chase Bank)	2,500,000 [c]	2,500,000
Pennsylvania−.7%		
Schuylkill County Industrial Development Authority, RRR, VRDN (Northeastern Power Co.) .98% (LOC; Dexia Credit Locale)	1,700,000 [c]	1,700,000
Total Short-Term Municipal Investments (cost $4,200,000)		**4,200,000**

Total Investments (cost $217,863,421)	**98.6%**	**229,491,147**
Cash and Receivables (Net)	**1.4%**	**3,276,611**
Net Assets	**100.0%**	**232,767,758**

Summary of Abbreviations

AMBAC	American Municipal Bond Assurance Corporation	**LR**	Lease Revenue
COP	Certificate of Participation	**MBIA**	Municipal Bond Investors Assurance Insurance Corporation
FGIC	Financial Guaranty Insurance Company	**MFHR**	Multi-Family Housing Revenue
FHLB	Federal Home Loan Bank	**PCR**	Pollution Control Revenue
FSA	Financial Security Assurance	**RRR**	Resources Recovery Revenue
GNMA	Government National Mortgage Association	**SFHR**	Single Family Housing Revenue
GO	General Obligation	**SFMR**	Single Family Mortgage Revenue
HR	Hospital Revenue	**VRDN**	Variable Rate Demand Notes
LOC	Letter of Credit	**XLCA**	XL Capital Assurance

Summary of Combined Ratings (Unaudited)

Fitch	or	Moody's	or	Standard & Poor's	Value (%)
AAA		Aaa		AAA	65.1
AA		Aa		AA	22.8
A		A		A	4.1
BBB		Baa		BBB	5.0
F1		MIG1/P1		SP1/A1	1.8
Not Rated[d]		Not Rated[d]		Not Rated[d]	1.2
					100.0

[a] *Bonds which are prerefunded are collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.*

[b] *Non-income producing security; interest payments in default.*

[c] *Securities payable on demand. Variable interest rate—subject to periodic change.*

[d] *Securities which, while not rated by Fitch, Moody's, and Standard & Poor's, have been determined by the Manager to be of comparable quality to those securities in which the fund may invest.*

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

February 29, 2004 (Unaudited)

	Cost	Value
Assets ($):		
Investments in securities—See Statement of Investments	217,863,421	229,491,147
Cash		592,058
Interest receivable		2,774,107
Receivable for shares of Common Stock subscribed		250
Prepaid expenses		13,124
		232,870,686
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates		57,140
Payable for shares of Common Stock redeemed		9,171
Accrued expenses		36,617
		102,928
Net Assets ($)		**232,767,758**
Composition of Net Assets ($):		
Paid–in capital		224,157,877
Accumulated undistributed investment income—net		440,146
Accumulated net realized gain (loss) on investments		(3,457,991)
Accumulated net unrealized appreciation (depreciation) on investments		11,627,726
Net Assets ($)		**232,767,758**

Net Asset Value Per Share

	Class A	Class B	Class C	Class Z
Net Assets ($)	516,952	144,810	113,355	231,992,641
Shares Outstanding	36,723	10,284	8,051	16,471,041
Net Asset Value Per Share ($)	**14.08**	**14.08**	**14.08**	**14.08**

See notes to financial statements.

STATEMENT OF OPERATIONS

February 29, 2004 (Unaudited)

Investment Income ($):	
Interest Income	**5,609,530**
Expenses:	
Management fee–Note 3(a)	695,795
Shareholder servicing costs–Note 3(c)	103,313
Professional fees	18,057
Custodian fees	12,699
Prospectus and shareholders' reports	9,943
Registration fees	9,325
Directors' fees and expenses–Note 3(d)	4,102
Loan commitment fees–Note 2	1,300
Distribution fees–Note 3(b)	570
Miscellaneous	15,595
Total Expenses	**870,699**
Less- reduction in management fee due to undertaking–Note 3(a)	(346,545)
Net Expenses	**524,154**
Investment Income–Net	**5,085,376**
Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):	
Net realized gain (loss) on investments	(108,167)
Net unrealized appreciation (depreciation) on investments	10,989,009
Net Realized and Unrealized Gain (Loss) on Investments	**10,880,842**
Net Increase in Net Assets Resulting from Operations	**15,966,218**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Six Months Ended February 29, 2004 (Unaudited)	Year Ended August 31, 2003[a]
Operations ($):		
Investment income−net	5,085,376	11,628,810
Net realized gain (loss) on investments	(108,167)	1,451,792
Net unrealized appreciation (depreciation) on investments	10,989,009	(5,096,041)
Net Increase (Decrease) in Net Assets Resulting from Operations	**15,966,218**	**7,984,561**
Dividends to Shareholders from ($):		
Investment income−net:		
Class A shares	(3,251)	(2,266)
Class B shares	(2,054)	(92)
Class C shares	(1,211)	(156)
Class Z shares	(5,044,543)	(11,565,789)
Net realized gain on investments:		
Class B shares	(45)	−
Class C shares	(38)	−
Class Z shares	(81,245)	−
Total Dividends	**(5,132,387)**	**(11,568,303)**
Capital Stock Transactions ($):		
Net proceeds from shares sold:		
Class A shares	508,353	1,251,453
Class B shares	109,959	31,000
Class C shares	86,525	30,903
Class Z shares	8,317,577	37,428,192
Dividends reinvested:		
Class A shares	21	2,266
Class B shares	738	92
Class C shares	193	137
Class Z shares	3,306,837	7,523,340
Cost of shares redeemed:		
Class A shares	(1,246,222)	−
Class B shares	(2,002)	−
Class C shares	−	(6,647)
Class Z shares	(21,906,775)	(58,043,142)
Increase (Decrease) in Net Assets from Capital Stock Transactions	**(10,824,796)**	**(11,782,406)**
Total Increase (Decrease) in Net Assets	**9,035**	**(15,366,148)**
Net Assets ($):		
Beginning of Period	232,758,723	248,124,871
End of Period	**232,767,758**	**232,758,723**
Undistributed investment income−net	440,146	−

	Six Months Ended February 29, 2004 (Unaudited)	Year Ended August 31, 2003[a]
Capital Share Transactions:		
Class A		
Shares sold	36,647	92,871
Shares issued for dividends reinvested	2	202
Shares redeemed	(92,999)	–
Net Increase (Decrease) in Shares Outstanding	**(56,350)**	**93,073**
Class B		
Shares sold	7,928	2,296
Shares issued for dividends reinvested	53	7
Net Increase (Decrease) in Shares Outstanding	**7,981**	**2,303**
Class C		
Shares sold	6,292	2,232
Shares issued for dividends reinvested	14	10
Shares redeemed	–	(497)
Net Increase (Decrease) in Shares Outstanding	**6,306**	**1,745**
Class Z		
Shares sold	604,893	2,721,183
Shares issued for dividends reinvested	239,029	547,656
Shares redeemed	(1,587,949)	(4,224,094)
Net Increase (Decrease) in Shares Outstanding	**(744,027)**	**(955,255)**

[a] *The fund changed to a four class fund on March 31, 2003. The existing shares were redesignated Class Z shares and the fund commenced offering Class A, Class B and Class C shares.*

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

Class A Shares	Six Months Ended February 29, 2004 (Unaudited)	Year Ended August 31, 2003[a]
Per Share Data ($):		
Net asset value, beginning of period	13.45	13.75
Investment Operations:		
Investment income−net[b]	.29	.15
Net realized and unrealized gain (loss) on investments	.62	(.20)
Total from Investment Operations	.91	(.05)
Distributions:		
Dividends from investment income−net	(.28)	(.25)
Dividends from net realized gain on investments	.00[c]	−
Total Distributions	(.28)	(.25)
Net asset value, end of period	14.08	13.45
Total Return (%)[d,e]	6.84	(.42)
Ratios/Supplemental Data (%):		
Ratio of expenses to average net assets[f]	.70	.70
Ratio of net investment income to average net assets[f]	4.17	4.03
Decrease reflected in above expense ratios due to undertaking by The Dreyfus Corporation[f]	.29	.40
Portfolio Turnover Rate	3.86[d]	33.72
Net Assets, end of period ($ x 1,000)	517	1,251

[a] *From March 31, 2003 (commencement of initial offering) to August 31, 2003.*
[b] *Based on average shares outstanding of each month.*
[c] *Amount represents less than $.01 per share.*
[d] *Not annualized.*
[e] *Exclusive of sales charge.*
[f] *Annualized.*
See notes to financial statements.

Class B Shares	Six Months Ended February 29, 2004 (Unaudited)	Year Ended August 31, 2003[a]
Per Share Data ($):		
Net asset value, beginning of period	13.44	13.75
Investment Operations:		
Investment income−net [b]	.24	.20
Net realized and unrealized gain (loss) on investments	.65	(.29)
Total from Investment Operations	.89	(.09)
Distributions:		
Dividends from investment income−net	(.25)	(.22)
Dividends from net realized gain on investments	.00[c]	−
Total Distributions	(.25)	(.22)
Net asset value, end of period	14.08	13.44
Total Return (%)[d,e]	6.68	(.65)
Ratios/Supplemental Data (%):		
Ratio of expenses to average net assets [f]	1.19	1.20
Ratio of net investment income to average net assets [f]	3.54	4.87
Decrease reflected in above expense ratios due to undertaking by The Dreyfus Corporation [f]	.37	1.08
Portfolio Turnover Rate	3.86[d]	33.72
Net Assets, end of period ($ x 1,000)	145	31

[a] *From March 31, 2003 (commencement of initial offering) to August 31, 2003.*
[b] *Based on average shares outstanding of each month.*
[c] *Amount represents less than $.01 per share.*
[d] *Not annualized.*
[e] *Exclusive of sales charge.*
[f] *Annualized.*
See notes to financial statements.

Class C Shares	Six Months Ended February 29, 2004 (Unaudited)	Year Ended August 31, 2003[a]
Per Share Data ($):		
Net asset value, beginning of period	13.44	13.75
Investment Operations:		
Investment income−net [b]	.23	.16
Net realized and unrealized gain (loss) on investments	.64	(.27)
Total from Investment Operations	.87	(.11)
Distributions:		
Dividends from investment income−net	(.23)	(.20)
Dividends from net realized gain on investments	.00[c]	−
Total Distributions	(.23)	(.20)
Net asset value, end of period	14.08	13.44
Total Return (%)[d,e]	6.56	(.80)
Ratios/Supplemental Data (%):		
Ratio of expenses to average net assets [f]	1.46	1.45
Ratio of net investment income to average net assets [f]	3.33	3.57
Decrease reflected in above expense ratios due to undertaking by The Dreyfus Corporation [f]	.47	.69
Portfolio Turnover Rate	3.86[d]	33.72
Net Assets, end of period ($ x 1,000)	113	23

[a]   *From March 31, 2003 (commencement of initial offering) to August 31, 2003.*
[b]   *Based on average shares outstanding of each month.*
[c]   *Amount represents less than $.01 per share.*
[d]   *Not annualized.*
[e]   *Exclusive of sales charge.*
[f]   *Annualized.*
See notes to financial statements.

Class Z Shares	Six Months Ended February 29, 2004 (Unaudited)	2003[a]	2002[b]	2001	2000	1999
			Year Ended August 31,			
Per Share Data ($):						
Net asset value, beginning of period	13.44	13.66	13.69	13.11	12.98	14.01
Investment Operations:						
Investment income−net	.30[c]	.64[c]	.66[c]	.67	.66	.66
Net realized and unrealized gain (loss) on investments	.64	(.23)	(.03)	.58	.13	(.86)
Total from Investment Operations	.94	.41	.63	1.25	.79	(.20)
Distributions:						
Dividends from investment income−net	(.30)	(.63)	(.65)	(.67)	(.66)	(.66)
Dividends from net realized gain on investments	.00[d]	−	(.01)	.00[d]	.00[d]	(.17)
Total Distributions	(.30)	(.63)	(.66)	(.67)	(.66)	(.83)
Net asset value, end of period	14.08	13.44	13.66	13.69	13.11	12.98
Total Return (%)	7.08[e]	3.10	4.72	9.80	6.41	(1.63)

Class Z Shares	Six Months Ended February 29, 2004 (Unaudited)	Year Ended August 31,				
		2003[a]	2002[b]	2001	2000	1999
Ratios/ Supplemental Data (%):						
Ratio of expenses to average net assets	.45[f]	.45	.45	.45	.45	.45
Ratio of net investment income to average net assets	4.39[f]	4.62	4.90	5.01	5.22	4.79
Decrease reflected in above expense ratios due to undertaking by The Dreyfus Corporation	.30[f]	.29	.29	.32	.33	.31
Portfolio Turnover Rate	3.86[e]	33.72	31.28	53.90	58.05	87.54
Net Assets, end of period ($ x 1,000)	231,993	231,453	248,125	260,346	227,010	246,861

[a] *The fund commenced offering four classes of shares on March 31, 2003. The existing shares were redesignated Class Z shares.*

[b] *As required, effective September 1, 2001, the fund has adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began amortizing discount or premium on a scientific basis, for debt securities on a daily basis. The effect of this change for the period ended August 31, 2002 was to increase net investment income and decrease net realized and unrealized gain (loss) on investments per share by less than $.01 and increased the ratio of net investment income to average net assets from 4.86% to 4.90%. Per share data and ratios/supplemental data for periods prior to September 1, 2001 have not been restated to reflect this change in presentation.*

[c] *Based on average shares outstanding at each month end.*

[d] *Amount represents less than $.01 per share.*

[e] *Not annualized.*

[f] *Annualized.*

See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus Premier Select Municipal Bond Fund (the "fund") is a separate non-diversified series of Dreyfus Municipal Funds, Inc. (the "Company") which is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company and operates as a series company currently offering four series including the fund. The fund's investment objective is to provide investors with as high a level of current income exempt from federal income tax as is consistent with the preservation of capital. The Dreyfus Corporation ("Manager") serves as the fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial").

Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares. The fund is authorized to issue 500 million shares of $.001 par value Common Stock. The fund currently offers four classes of shares: Class A (100 million shares authorized), Class B (100 million shares authorized), Class C (100 million shares authorized) and Class Z (200 million shares authorized). Class A shares are subject to a sales charge imposed at the time of purchase, Class B shares are subject to a contingent deferred sales charge ("CDSC") imposed on Class B share redemptions made within six years of purchase and Class C shares are subject to a CDSC imposed on Class C shares redeemed within one year of purchase. Class B shares automatically convert to Class A shares after six years. Class Z shares are closed to new investors. Other differences between the classes include the services offered to and the expenses borne by each class and certain voting rights. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

The Company accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses which are applicable to all series are allocated among them on a pro rata basis.

The fund's financial statements are prepared in accordance with accounting principles generally accepted in the United States, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities (excluding options and financial futures on municipal and U.S. treasury securities) are valued each business day by an independent pricing service (the "Service") approved by the Board of Directors. Investments for which quoted bid prices are readily available and are representative of the bid side of the market in the judgment of the Service are valued at the mean between the quoted bid prices (as obtained by the Service from dealers in such securities) and asked prices (as calculated by the Service based upon its evaluation of the market for such securities). Other investments (which constitute a majority of the portfolio securities) are carried at fair value as determined by the Service, based on methods which include consideration of: yields or prices of municipal securities of comparable quality, coupon, maturity and type; indications as to values from dealers; and general market conditions. Options and financial futures on municipal and U.S. Treasury securities are valued at the last sales price on the securities exchange on which such securities are primarily traded or at the last sales price on the national securities market on each business day.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Interest income, adjusted for amortization of discount and premium on investments, is earned from settlement date and recognized on the accrual basis. Securities purchased or sold on a when-issued or delayed-delivery basis may be settled a month or more after the trade date. Under the terms of the custody agreement, the fund received net earnings credits of $1,396 during the period ended February 29, 2004 based on available cash balances left on deposit. Income earned under this arrangement is included in interest income.

(c) Dividends to shareholders: It is the policy of the fund to declare dividends daily from investment income-net. Such dividends are paid monthly. Dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carry-overs, it is the policy of the fund not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from accounting principles generally accepted in the United States.

(d) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, which can distribute tax exempt dividends, by complying with the applicable provisions of the Code, and to make distributions of income and net realized capital gain sufficient to relieve it from substantially all federal income and excise taxes.

The fund has an unused capital loss carryover of $3,125,875 available for federal income tax purposes to be applied against future net securities profits, if any, realized subsequent to August 31, 2003. If not applied, $1,101,066 of the carryover expires in fiscal 2008, $746,743 expires in fiscal 2009 and $1,278,066 expires in fiscal 2010.

The tax character of distributions paid to shareholders during the fiscal year ended August 31, 2003, was as follows: tax exempt $11,568,303. The tax character of current year distributions will be determined at the end of the current fiscal year.

NOTE 2—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the "Facility") to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, the fund has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the fund based on prevailing market rates in effect at the time of the borrowings. During the period ended February 29, 2004, the fund did not borrow under the Facility.

NOTE 3—Management Fee and Other Transactions with Affiliates:

(a) Pursuant to a management agreement (the "Agreement") with the Manager, the management fee is computed at the annual rate of .60 of 1% of the value of the fund's average daily net assets and is payable monthly. The Manager has undertaken, until such time as it gives shareholders at least 90 days' notice to the contrary, to waive receipt of its fees and/or assume the expenses of the fund so that fund expenses, exclusive of shareholder services plan fees, Rule 12b-1 distribution plan fees, taxes, brokerage fees, interest on borrowings, commitment fees and extraordinary expenses, do not exceed an annual rate of .45 of 1% of the value of the fund's average daily net assets. The Manager has committed to continue this undertaking at least until January 1, 2005. The reduction in management fee, pursuant to the undertaking, amounted to $346,545 during the period ended February 29, 2004.

(b) Under the Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, Class B and Class C shares pay the Distributor for distributing their shares at an annual rate of .50 of 1% of the value of the average daily net assets of Class B shares and .75 of 1% of the value of the average daily net assets of Class C shares. During the period ended February 29, 2004, Class B and Class C shares were charged $293 and $277, respectively, pursuant to the Plan.

(c) Under the Shareholder Services Plan applicable to Class Z shares, the Class Z shares reimburse the Distributor an amount not to exceed an annual rate of .25 of 1% of the value of the average daily net assets attributable to Class Z shares for the certain allocated expenses of providing personal services and/or maintaining shareholder accounts. The services provided may include personal services relating to Class Z shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of Class Z shareholder accounts. During the period ended February 29, 2004, Class Z shares were charged $67,000 pursuant to the Shareholder Services Plan.

Under the Shareholder Services Plan, Class A, Class B and Class C shares pay the Distributor at an annual rate of .25 of 1% of the value of the average daily net assets for the provision of certain services. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. The Distributor may make payments to Service Agents (a securities dealer, financial institution or other industry professional) in respect of these services. The Distributor determines the amounts to be paid to Service Agents. During the period ended February 29, 2004, Class A, Class B and Class C shares were charged $200, $146 and $92, respectively, pursuant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the portfolio. During the period ended February 29, 2004, the fund was charged $23,958 pursuant to the transfer agency agreement.

(d) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Effective October 15, 2003, annual retainer fees and attendance fees are allocated to each fund based on net assets. Prior to October 15, 2003, each director who is not an "affiliated person" as defined in the Act received from the fund an annual fee of $1,000 and an attendance fee of $250 per meeting. The Chairman of the Board received an additional 25% of such compensation and continues to do so under the new compensation structure.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities, during the period ended February 29, 2004, amounted to $8,724,178, and $25,141,134, respectively.

At February 29, 2004, accumulated net unrealized appreciation on investments was $11,627,726, consisting of $13,855,955 gross unrealized appreciation and $2,228,229 gross unrealized depreciation.

At February 29, 2004, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

NOTE 5—Legal Matters:

Two class actions have been filed against Mellon Financial and Mellon Bank, N.A., and Dreyfus and Founders Asset Management LLC (the "Investment Advisers"), and the directors of all or substantially all of the Dreyfus funds, alleging that the Investment Advisers improperly used assets of the Dreyfus funds, in the form of directed brokerage commissions and 12b-1 fees, to pay brokers to promote sales of Dreyfus funds, and that the use of fund assets to make these payments was not properly disclosed to investors. The complaints further allege that the directors breached their fiduciary duties to fund shareholders under the Investment Company Act of 1940 and at common law. The complaints seek unspecified compensatory and punitive damages, rescission of the funds' contracts with the Investment Advisers, an accounting of all fees paid, and an award of attorneys' fees and litigation expenses. Dreyfus and the Dreyfus funds believe the allegations to be totally without merit and will defend the actions vigorously.

Additional lawsuits arising out of these circumstances and presenting similar allegations and requests for relief may be filed against the defendants in the future. Neither Dreyfus nor the Dreyfus funds believe that any of the pending actions will have a material adverse affect on the Dreyfus funds or Dreyfus' ability to perform its contracts with the Dreyfus funds.

NOTES

For More Information

Dreyfus Premier
Select Municipal
Bond Fund
200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

The Bank of New York
100 Church Street
New York, NY 10286

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

To obtain information:

By telephone
Call your financial
representative or
1-800-554-4611

By mail Write to:
The Dreyfus Premier
Family of Funds
144 Glenn Curtiss Boulevard
Uniondale, NY 11556-0144

0125SA0204

Dreyfus Premier Select Intermediate Municipal Bond Fund

SEMIANNUAL REPORT February 29, 2004



The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents

THE FUND

FOR MORE INFORMATION



LETTER FROM THE CHAIRMAN

Dear Shareholder:

This semiannual report for Dreyfus Premier Select Intermediate Municipal Bond Fund covers the six-month period from September 1, 2003, through February 29, 2004. Inside, you'll find valuable information about how the fund was managed during the reporting period, including a discussion with the fund's portfolio manager, Douglas Gaylor.

The municipal bond market ended the reporting period with the same strong performance and underpinnings with which it began. In fact, despite a rising stock market, historically low tax-exempt yields and stubborn fiscal pressures affecting many states and municipalities, investor demand for tax-exempt securities has remained robust, supporting bond prices. While the strengthening U.S. economy continues to suggest to us that short-term interest rates are likely to rise at some point in the future, the timing of such a move and its implications for municipal bonds of various types and maturities are far from certain.

Should you revise your tax-exempt income strategies if the economy strengthens further? The answer depends on your current needs and tax situation, future goals and the level of diversification across the various asset classes in your overall investment portfolio. As always, we encourage you to talk with your financial advisor regularly about these issues and the investment strategies that may be appropriate for you.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
March 15, 2004



DISCUSSION OF FUND PERFORMANCE

Douglas Gaylor, Portfolio Manager

How did Dreyfus Premier Select Intermediate Municipal Bond Fund perform relative to its benchmark?

For the six-month period ended February 29, 2004, the fund produced total returns of 5.66% for Class A shares, 5.38% for Class B shares, 5.26% for Class C shares and 5.71% for Class Z shares.[1,2] The Lehman Brothers 7-Year Municipal Bond Index, the fund's benchmark, achieved a 6.44% total return for the same period.[3] In addition, the average total return for all funds reported in the Lipper Intermediate Municipal Debt Funds category was 5.25% over the reporting period.[4]

Municipal bond prices rallied modestly during the reporting period, contributing positively to the fund's total returns. The fund produced higher returns than its Lipper category average, primarily due to relatively high levels of income from longstanding core holdings. Because of its shorter average duration — a measure of sensitivity to changing interest rates — the fund produced lower returns than its benchmark. In addition, the benchmark does not reflect fund fees and expenses.

What is the fund's investment approach?

The fund seeks as high a level of current income exempt from federal income tax as is consistent with the preservation of capital. In pursuit of this objective, the fund normally invests substantially all of its assets in municipal bonds that provide income exempt from federal income tax.

The dollar-weighted average maturity of the fund ranges between three and 10 years. The fund will invest at least 65% of its assets in municipal bonds with an A or higher credit rating, or the unrated equivalent as determined by Dreyfus. The remaining 35% of the fund's assets may be invested in municipal bonds with a credit quality lower than A, including bonds of below investment-grade credit quality ("high-yield" or "junk" bonds).

The portfolio manager may buy and sell bonds based on credit quality, market outlook and yield potential. In selecting municipal bonds for investment, the portfolio manager may assess the current interest-rate environment and the municipal bond's potential volatility in different rate environments. The portfolio manager focuses on bonds with the potential to offer attractive current income, typically looking for bonds that can provide consistently attractive current yields or that are trading at competitive market prices. A portion of the fund's assets may be allocated to "discount" bonds, which are bonds that sell at a price below their face value, or to "premium" bonds, which are bonds that sell at a price above their face value. The fund's allocation to either discount bonds or premium bonds will change along with the portfolio manager's changing views of the current interest-rate and market environment. The portfolio manager also may look to select bonds that are most likely to obtain attractive prices when sold.

What other factors influenced the fund's performance?

Just before the reporting period began, municipal bonds suffered a sharp summertime decline amid signs that the U.S. economy was growing robustly. As a result, the reporting period began at a time of relatively low tax-exempt bond prices. Over the next six months, bond prices recovered gradually as it became clearer that the labor market remained weak, keeping a lid on potential inflationary pressures and allowing the Federal Reserve Board (the "Fed") to maintain short-term interest rates at historically low levels. In addition, a strengthening economy was expected to produce better fiscal conditions for many states and municipalities that previously had seen tax revenues fall short of budgeted projections. The resulting price appreciation of the fund's holdings, combined with competitive levels of income from longstanding core positions, contributed positively to its total returns for the reporting period.

Because of the risk that stronger economic growth could lead to higher interest rates, we maintained a generally conservative investment posture, setting the fund's average duration in a range we considered shorter than that of its benchmark. Although this may have held back returns relative to the benchmark as the market slowly rallied, we believe that it helped the fund to weather the full effect of the

4

bond market's short-term volatility more effectively.

When making new purchases, we generally favored higher-coupon, premium-priced bonds that historically have tended to perform well during market declines. We focused on bonds with maturities in the 10- to 15-year range, which helped us capture higher yields than generally were available among bonds with maturities toward the lower end of the intermediate-term range. We also continued to upgrade the fund's over- all credit quality by reducing its holdings of lower-rated securities.

What is the fund's current strategy?

Although the U.S. economy reportedly has continued to expand without creating a significant number of new jobs, we believe that the Fed's next move, the timing of which is uncertain, is likely to be an increase in short- term interest rates. Therefore, we have maintained the fund's defensive positioning, to include a shorter than average duration, a focus on pre- mium-priced bonds, and a continued emphasis on higher credit quality for the fund. Of course, we are prepared to change our strategies as bond market conditions evolve.

March 15, 2004

[1] *Total return includes reinvestment of dividends and any capital gains paid. Past performance is no guarantee of future results. Share price, yield and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost. Income may be subject to state and local taxes, and some income may be subject to the federal alternative minimum tax (AMT) for certain investors. Capital gains, if any, are fully taxable. Performance figures provided reflect the absorption of fund expenses by The Dreyfus Corporation pursuant to an agreement in which shareholders are given at least 90 days' notice, at which time it may be extended, terminated or modified. Had these expenses not been absorbed, the fund's returns would have been lower.*

[2] *Class Z is not subject to any initial or deferred sales charge.*

[3] *SOURCE: LIPPER INC. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Lehman Brothers 7-Year Municipal Bond Index is an unmanaged total return performance benchmark for the investment-grade, geographically unrestricted 7-year, tax- exempt bond market, consisting of municipal bonds with maturities of 6-8 years. Index returns do not reflect the fees and expenses associated with operating a mutual fund.*

[4] *SOURCE: LIPPER INC. — Category average returns reflect the fees and expenses of the funds composing the average.*

STATEMENT OF INVESTMENTS

February 29, 2004 (Unaudited)

Long-Term Municipal Investments−97.8%	Principal Amount ($)	Value ($)
Alaska−.8%		
Alaska Housing Finance Corp. 5.10%, 6/1/2012	1,080,000	1,159,423
Arkansas−2.0%		
Arkansas Development Finance Authority, Construction Revenue (Public Health Laboratory) 5%, 12/1/2017 (Insured; AMBAC)	1,025,000	1,137,268
University of Arkansas, University Revenues (Various Facility−Fayetteville) 5.50%, 12/1/2016 (Insured; FSA)	1,610,000	1,850,695
California−13.5%		
California Department of Water Resources: Power Supply Revenue 5.375%, 5/1/2017 (Insured; XLCA)	3,000,000	3,386,340
Water Revenue (Central Valley) 5%, 12/1/2015 (Insured; FGIC)	1,000,000	1,111,890
California Public Works Board, LR (University of California) 5.40%, 12/1/2016 (Insured; AMBAC)	1,000,000	1,123,940
Central Basin Municipal Water District, COP (Central Basin): 5%, 8/1/2015 (Insured; AMBAC)	1,135,000	1,270,201
5%, 8/1/2016 (Insured; AMBAC)	1,210,000	1,342,846
Clovis Public Financing Authority, Water Revenue 5%, 3/1/2017 (Insured; AMBAC)	1,820,000	2,003,565
Glendale Community College District (Election of 2002): Zero Coupon, 8/1/2017 (Insured; FGIC)	1,210,000	675,821
Zero Coupon, 8/1/2018 (Insured; FGIC)	1,300,000	684,554
Indian Wells Redevelopment Agency, Revenue (Tax Allocation-Consolidated Whitewater) 5%, 9/1/2017 (Insured; AMBAC)	1,525,000	1,678,232
Los Angeles County Metropolitan Transportation Authority, Sales Tax Revenue 5%, 7/1/2018 (Insured; FSA)	2,000,000	2,191,320
Monterey Peninsula Community College District (Election of 2002) 5%, 8/1/2015 (Insured; MBIA)	1,000,000	1,120,830
San Diego Community College District (Election of 2002) 5%, 5/1/2019 (Insured; FSA)	500,000	544,280
San Francisco City & County Public Utilities Commission, Water Revenue 5%, 11/1/2018 (Insured; FSA)	1,590,000	1,739,651
West Sacramento Redevelopment Agency, Tax Allocation (West Sacramento Redevelopment) 4.75%, 9/1/2016 (Insured; MBIA)	1,000,000	1,060,420

Long-Term Municipal Investments (continued)	Principal Amount ($)	Value ($)
Colorado−4.7%		
Archuleta & Hinsdale Counties (School District Number 50JT) 5.50%, 12/1/2014 (Insured; MBIA) (Prerefunded 12/1/2006)	750,000 [a]	840,877
Colorado Water Resources & Power Development Authority, Drinking Water Revenue 5.25%, 9/1/2015	1,000,000	1,117,790
Mesa County Valley School District Number 051 (Grand Junction) 5%, 12/1/2013 (Insured; MBIA)	2,745,000	3,148,378
Westminster, MFHR (Semper Village Apartments) 5.95%, 9/1/2015 (Guaranteed; AXA Reinsurance)	1,830,000	1,863,800
Delaware−6.1%		
Delaware Economic Development Authority, PCR (Delmarva Power) 4.90%, 5/1/2026 (Insured; AMBAC)	5,000,000	5,544,450
Delaware Housing Authority, Revenue 5.15%, 7/1/2017	1,145,000	1,228,253
Delaware River and Bay Authority, Revenue 5.25%, 1/1/2016 (Insured; MBIA)	2,050,000	2,323,265
Florida−5.0%		
Capital Projects Finance Authority, Student Housing Revenue (Capital Projects Loan Program) 5.50%, 10/1/2017 (Insured; MBIA)	2,000,000	2,194,420
Florida Department of Corrections, COP (Okeechobee Correctional) 5%, 3/1/2015 (Insured; AMBAC)	1,000,000	1,132,660
Jea, Saint John's River Power Park Systems Revenue 5%, 10/1/2018	1,000,000	1,075,410
Pace Property Finance Authority, Inc., Utility System Improvement Revenue 5.125%, 9/1/2012 (Insured; AMBAC)	1,055,000	1,185,925
Port Saint Lucie, Sales Tax Improvement Revenue 5%, 9/1/2018 (Insured; MBIA)	1,660,000	1,828,191
Georgia−.6%		
Atlanta, Public Improvement 5%, 12/1/2013	825,000	911,254
Hawaii−.7%		
Hawaii Harbor, Capital Improvement Revenue 6.20%, 7/1/2008 (Insured; FGIC)	1,000,000	1,035,420

Long-Term Municipal Investments (continued)	Principal Amount ($)	Value ($)
Idaho−4.2%		
Boise State University, Revenues (Student Union and Housing Systems) 5%, 4/1/2016 (Insured; AMBAC)	1,635,000	1,823,892
Idaho Housing and Finance Association (Single Family Mortgage) 5.55%, 7/1/2016	675,000	714,096
Idaho State University, Revenues (Refunding & Improvement) 5%, 4/1/2015 (Insured; FSA)	2,205,000	2,459,744
Kootenai County (School District Number 272) 4.80%, 8/1/2009 (Insured; FSA, Prerefunded 8/1/2005)	720,000 ᵃ	758,419
Madison County (School District Number 321 Rexburg) 4.60%, 2/1/2009 (Insured; MBIA)	495,000	509,776
Louisiana−2.6%		
Louisiana Office Facilities Corp., LR (Capital Complex Program):		
5.50%, 5/1/2015 (Insured; AMBAC)	705,000	808,945
5.25%, 3/1/2017 (Insured; MBIA)	1,500,000	1,672,500
Orleans Parish School Board 5.20%, 2/1/2014 (Insured; FGIC)	1,355,000	1,430,799
Maryland−5.6%		
Maryland Community Development Administration, Department of Housing & Community Development:		
Insured Mortgage Loan 5.125%, 5/15/2017	1,250,000	1,345,762
(Single Family Program) 4.75%, 4/1/2013	1,000,000	1,074,530
Maryland Economic Development Corp., LR (Montgomery County Wayne Avenue) 5.25%, 9/15/2014	2,295,000	2,637,230
Maryland Health & Higher Educational Facilities Authority, Revenue (University of Maryland Medical Systems) 5.75%, 7/1/2017	2,000,000	2,216,940
Prince Georges County, Revenue (Dimensions Health Corp.):		
5.10%, 7/1/2006	1,000,000	796,820
5.375%, 7/1/2014	250,000	185,415
Massachusetts−2.2%		
The Commonwealth of Massachusetts Special Obligation Refunding Notes (Federal Highway Grant Anticipation Note Program) 5%, 12/15/2014 (Insured; FSA)	2,835,000	3,218,661

Long-Term Municipal Investments (continued)	Principal Amount ($)	Value ($)
Michigan—3.2%		
Dearborn School District 5%, 5/1/2015 (Insured; FSA, Guaranteed; School Bond Loan Fund)	2,500,000	2,765,500
Greater Detroit Resource Recovery Authority, Revenue 6.25%, 12/13/2008 (Insured; AMBAC)	1,000,000	1,179,550
Three Rivers Community Schools 4.90%, 5/1/2013 (Insured; FSA)	745,000	817,444
Minnesota—1.1%		
Minnesota 5.25%, 11/1/2011	1,500,000	1,636,260
Missouri—.7%		
Missouri Housing Development Commission, Multi-Family Housing 4.85%, 12/1/2011	900,000	982,035
Montana—1.2%		
Montana (Long Range Building Program) 4%, 8/1/2013	1,735,000	1,853,275
Nevada—1.2%		
Las Vegas Convention & Visitors Authority, Revenue 5.75%, 7/1/2015 (Insured; AMBAC)	1,500,000	1,737,585
New Jersey—1.6%		
Burlington County Bridge Commission, Pooled Loan Revenue (Governmental Loan Program) 5%, 10/15/2013	1,290,000	1,463,802
New Jersey Transportation Trust Fund Authority (Transportation Systems) 5.50%, 6/15/2012 (Insured; MBIA)	780,000	837,884
New York—4.1%		
New York City Housing Development Corp., MFHR 5.125%, 11/1/2014	1,000,000	1,075,120
New York City Municipal Water Finance Authority, Water & Sewer Systems Revenue 5.25%, 6/15/2015	1,405,000	1,580,175
New York State Thruway Authority:		
Highway & Bridge Trust Fund 5.25%, 4/1/2013 (Insured; FGIC)	1,100,000	1,254,660
Service Contract Revenue (Local Highway & Bridge):		
5.75%, 4/1/2006 (Prerefunded 4/1/2005)	865,000 [a]	926,467
5.75%, 4/1/2006	135,000	143,836
Triborough Bridge and Tunnel Authority, General Purpose Revenue 5%, 1/1/2016	1,000,000	1,093,820

Long-Term Municipal Investments (continued)	Principal Amount ($)	Value ($)
North Carolina−1.0%		
North Carolina Eastern Municipal Power Agency, Power System Revenue 7%, 1/1/2008	1,250,000	1,441,750
North Dakota−.2%		
Grand Forks 4.90%, 12/1/2011	215,000	227,855
Ohio−3.3%		
Alliance, Sewer System Revenue 6%, 10/15/2010 (Insured; AMBAC)	2,060,000	2,162,979
Northeast Regional Sewer District, Wastewater Revenue 5.50%, 11/15/2012 (Insured; AMBAC)	2,500,000	2,699,625
Oklahoma−.6%		
Oklahoma Development Finance Authority, Health Facilities Revenue (Oklahoma Hospital Association) 5.125%, 6/1/2012 (Insured; AMBAC)	785,000	883,635
Oregon−.9%		
Josephine County School District Number 007 (Grants Pass) 5%, 6/15/2012 (Insured; FSA)	1,000,000	1,142,700
Malheur County (School District Number 26) 5.40%, 6/1/2009	255,000	268,153
Pennsylvania−9.3%		
Berks County Municipal Authority, Revenue (Phoebe−Devitt Homes) 5.50%, 5/15/2011	1,000,000	1,009,290
Cambria County 6.625%, 8/15/2014 (Insured; FGIC)	3,550,000	3,710,069
Harrisburg Authority, Office and Parking Revenue:		
5.50%, 5/1/2005	445,000	457,696
5.75%, 5/1/2008	1,000,000	1,117,220
Harrisburg Redevelopment Authority, Revenue Zero Coupon, 11/1/2017 (Insured; FSA)	2,750,000	1,496,193
Pennsylvania Convention Center Authority, Revenue 6.25%, 9/1/2004	35,000	35,786
Pennsylvania Higher Educational Facilities Authority, Revenue (University Health Services) 5.35%, 1/1/2008	4,500,000	4,775,535
Sayre Health Care Facilities Authority, Revenue (Guthrie Health) 6.25%, 12/1/2014	1,000,000	1,131,520
Rhode Island−1.5%		
Rhode Island Consolidated Capital Development Loan 5.95%, 8/1/2013 (Insured; MBIA)	1,000,000	1,068,060
Rhode Island Economic Development Corp., Airport Revenue 5%, 7/1/2012 (Insured; FGIC)	1,000,000	1,114,580

Long-Term Municipal Investments (continued)	Principal Amount ($)	Value ($)
South Carolina—3.6%		
Anderson, Water & Sewer Systems Revenue 5%, 7/1/2017 (Insured; MBIA)	1,390,000	1,540,287
Charleston County Airport District, Airport Systems Revenue 5%, 7/1/2015 (Insured; XLCA)	1,950,000	2,178,228
Pickens County School District (School District Enhance Program) 5%, 5/1/2012	1,135,000	1,270,973
Surfside Beach 5.10%, 3/1/2010 (Insured; MBIA, Prerefunded 3/1/2004)	355,000 [a]	362,267
Texas—5.2%		
El Paso, Water & Sewer Revenue 5%, 3/1/2014 (Insured; FSA)	1,000,000	1,131,630
Irving Hospital Authority, HR (Irving Healthcare Systems) 5.70%, 7/1/2008 (Insured; FSA)	1,675,000	1,766,271
North Harris Montgomery Community College District 5.375%, 2/15/2017 (Insured; FGIC)	1,000,000	1,128,700
San Antonio, Water Revenue:		
6.30%, 5/15/2004 (Insured; FGIC)	45,000	45,523
6.30%, 5/15/2004 (Insured; FGIC)	100,000	101,163
Tomball Hospital Authority, Revenue 6%, 7/1/2013	3,500,000	3,561,775
Vermont—1.3%		
Vermont Municipal Bond Bank 5%, 12/1/2016 (Insured; MBIA)	1,710,000	1,910,703
Virginia—2.8%		
Brunswick County Industrial Development Authority, Correctional Facility LR 5.55%, 7/1/2008 (Insured; MBIA)	1,325,000	1,469,809
Fairfax County Economic Development Authority, LR (Government Center Properties) 5.50%, 5/15/2014 (Prerefunded 5/15/2004)	1,650,000 [a]	1,699,286
Newport News 5%, 11/1/2016	855,000	956,865
Washington—2.4%		
Energy Northwest, Wind Project Revenue 5.60%, 7/1/2015	1,000,000	1,080,580
King County School District Number 405 (Bellevue) 5%, 12/1/2014 (Insured; FGIC)	1,000,000	1,127,490

Long-Term Municipal Investments (continued)	Principal Amount ($)	Value ($)
Washington (continued)		
Washington Health Care Facilities Authority, Revenue (Gray Harbor Community Hospital) 5.75%, 7/1/2010 (Insured; Asset Guaranty)	1,180,000	1,275,037
West Virginia−.7%		
West Virginia Housing Development Fund (Housing Finance) 5%, 11/1/2014	1,000,000	1,059,260
Wisconsin−3.2%		
Badger Tobacco Asset Securitization Corp., Tobacco Settlement Revenue 6%, 6/1/2017	2,000,000	1,942,000
Kenosha Zero Coupon, 10/15/2008 (Insured; MBIA)	2,000,000	1,785,140
Wisconsin Health & Educational Facilities Authority, Revenue (Franciscan Skemp Medical Center) 5.875%, 11/15/2010	1,000,000	1,063,670
Wyoming−.7%		
Wyoming Farm Loan Board, Capital Facilities Revenue Zero Coupon, 10/1/2004	1,000,000	992,970
Total Long-Term Municipal Investments (cost $137,944,585)		**144,704,584**

Short-Term Municipal Investments−.7%		
Florida		
Jacksonville, PCR, VRDN (Florida Power & Light Co.) 1.05% (cost $1,000,000)	1,000,000 [b]	**1,000,000**
Total Investments (cost $138,944,585)	**98.5%**	**145,704,584**
Cash and Receivables (Net)	**1.5%**	**2,215,573**
Net Assets	**100.0%**	**147,920,157**

Summary of Abbreviations

AMBAC	American Municipal Bond Assurance Corporation	**MBIA**	Municipal Bond Investors Assurance Insurance Corporation
COP	Certificate of Participation	**MFHR**	Multi-Family Housing Revenue
FGIC	Financial Guaranty Insurance Company	**PCR**	Pollution Control Revenue
FSA	Financial Security Assurance	**VRDN**	Variable Rate Demand Notes
HR	Hospital Revenue	**XLCA**	XL Capital Assurance
LR	Lease Revenue		

Summary of Combined Ratings (Unaudited)

Fitch	or	Moody's	or	Standard & Poor's	Value (%)
AAA		Aaa		AAA	68.5
AA		Aa		AA	18.4
A		A		A	8.6
BBB		Baa		BBB	3.0
B		B		B	.1
F1+,F-1		MIG1, VMG1 & P1		SP1, A1	.7
Not Rated[c]		Not Rated[c]		Not Rated[c]	.7
					100.0

[a] *Bonds which are prerefunded are collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.*

[b] *Securities payable on demand. The interest rate, which is subject to change, is based upon bank prime rate or an index of market interest rates.*

[c] *Securities which, while not rated by Fitch, Moody's and Standard & Poor's, have been determined by the fund's Manager to be of comparable quality to those rated securities in which the fund may invest.*

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

February 29, 2004 (Unaudited)

	Cost	Value
Assets ($):		
Investments in securities—See Statement of Investments	138,944,585	145,704,584
Cash		506,640
Interest receivable		1,752,054
Receivable for shares of Common Stock subscribed		68,520
Prepaid expenses		65,839
		148,097,637
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates		26,348
Payable for shares of Common Stock redeemed		59,458
Accrued expenses		91,674
		177,480
Net Assets ($)		**147,920,157**
Composition of Net Assets ($):		
Paid-in capital		141,054,832
Accumulated undistributed investment income-net		290,388
Accumulated net realized gain (loss) on investments		(185,062)
Accumulated net unrealized appreciation (depreciation) on investments		6,759,999
Net Assets ($)		**147,920,157**

Net Asset Value Per Share

	Class A	Class B	Class C	Class Z
Net Assets ($)	5,584,254	714,922	3,001,938	138,619,043
Shares Outstanding	403,826	51,670	216,925	10,021,311
Net Asset Value Per Share ($)	**13.83**	**13.84**	**13.84**	**13.83**

See notes to financial statements.

STATEMENT OF OPERATIONS

February 29, 2004 (Unaudited)

Investment Income ($):	
Interest Income	**3,161,627**
Expenses:	
Management fee–Note 3(a)	427,769
Registration fees	66,068
Shareholder servicing costs–Note 3(c)	63,769
Professional fees	16,407
Custodian fees	9,242
Prospectus and shareholders' reports	5,032
Directors' fees and expenses–Note 3(d)	2,701
Loan commitment fees–Note 2	785
Miscellaneous	12,269
Total Expenses	**604,042**
Less- reduction in management fee due to undertaking–Note 3(a)	(265,933)
Net Expenses	**338,109**
Investment Income–Net	**2,823,518**
Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):	
Net realized gain (loss) on investments	(180,223)
Net unrealized appreciation (depreciation) on investments	5,394,466
Net Realized and Unrealized Gain (Loss) on Investments	**5,214,243**
Net Increase in Net Assets Resulting from Operations	**8,037,761**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Six Months Ended February 29, 2004 (Unaudited)	Year Ended August 31, 2003
Operations ($):		
Investment income–net	2,823,518	5,884,092
Net realized gain (loss) on investments	(180,223)	232,640
Net unrealized appreciation (depreciation) on investments	5,394,466	(2,892,107)
Net Increase (Decrease) in Net Assets Resulting from Operations	**8,037,761**	**3,224,625**
Dividends to Shareholders from ($):		
Investment income–net:		
Class A shares	(75,095)	(27,330)
Class B shares	(7,438)	(1,351)
Class C shares	(27,204)	(6,937)
Class Z shares	(2,658,786)	(5,764,906)
Net realized gain on investments:		
Class A shares	(6,584)	–
Class B shares	(945)	–
Class C shares	(3,188)	–
Class Z shares	(225,800)	(307,158)
Total Dividends	**(3,005,040)**	**(6,107,682)**
Capital Stock Transactions ($):		
Net proceeds from shares sold:		
Class A shares	3,341,934	2,935,676
Class B shares	570,227	227,316
Class C shares	1,676,024	1,343,045
Class Z shares	8,270,430	32,579,752
Dividends reinvested:		
Class A shares	36,033	10,134
Class B shares	6,666	991
Class C shares	12,727	3,423
Class Z shares	2,171,203	4,625,900
Cost of shares redeemed:		
Class A shares	(611,947)	(200,000)
Class B shares	(99,388)	(1,155)
Class C shares	(46,962)	(24,714)
Class Z shares	(11,545,006)	(30,524,634)
Increase (Decrease) in Net Assets from Capital Stock Transactions	**3,781,941**	**10,975,734**
Total Increase (Decrease) in Net Assets	**8,814,662**	**8,092,677**
Net Assets ($):		
Beginning of Period	139,105,495	131,012,818
End of Period	**147,920,157**	**139,105,495**
Undistributed investment income–net	290,388	–

	Six Months Ended February 29, 2004 (Unaudited)	Year Ended August 31, 2003[a]
Capital Share Transactions:		
Class A[b]		
Shares sold	246,036	213,942
Shares issued for dividends reinvested	2,639	752
Shares redeemed	(44,934)	(14,609)
Net Increase (Decrease) in Shares Outstanding	**203,741**	**200,085**
Class B[b]		
Shares sold	41,883	16,493
Shares issued for dividends reinvested	488	73
Shares redeemed	(7,267)	–
Net Increase (Decrease) in Shares Outstanding	**35,104**	**16,566**
Class C		
Shares sold	122,639	98,391
Shares issued for dividends reinvested	930	253
Shares redeemed	(3,434)	(1,854)
Net Increase (Decrease) in Shares Outstanding	**120,135**	**96,790**
Class Z		
Shares sold	606,622	2,379,524
Shares issued for dividends reinvested	159,023	339,096
Shares redeemed	(846,740)	(2,241,830)
Net Increase (Decrease) in Shares Outstanding	**(81,095)**	**476,790**

[a] *The fund changed to a four class fund on March 31, 2003. The existing shares were redesignated Class Z shares and the fund commenced offering Class A, Class B and Class C shares.*

[b] *During the period ended February 29, 2004, 1,110 Class B shares representing $15,055, were automatically converted to 1,111 Class A shares.*

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

Class A Shares	Six Months Ended February 29, 2004 (Unaudited)	Year Ended August 31, 2003[a]
Per Share Data ($):		
Net asset value, beginning of period	13.35	13.70
Investment Operations:		
Investment income−net [b]	.25	.19
Net realized and unrealized gain (loss) on investments	.50	(.32)
Total from Investment Operations	.75	(.13)
Distributions:		
Dividends from investment income−net	(.25)	(.22)
Dividends from net realized gain on investments	(.02)	−
Total Distributions	(.27)	(.22)
Net asset value, end of period	13.83	13.35
Total Return (%)[c,d]	5.66	(.78)
Ratios/Supplemental Data (%):		
Ratio of expenses to average net assets [e]	.70	.70
Ratio of net investment income to average net assets [e]	3.71	3.82
Decrease reflected in above expense ratios due to undertaking by The Dreyfus Corporation [e]	.35	.34
Portfolio Turnover Rate [c]	15.79	29.19
Net Assets, end of period ($ x 1,000)	5,584	2,671

[a] From March 31, 2003 (commencement of initial offering) to August 31, 2003.
[b] Based on average shares outstanding of each month.
[c] Not annualized.
[d] Exclusive of sales charge.
[e] Annualized.
See notes to financial statements.

Class B Shares	Six Months Ended February 29, 2004 (Unaudited)	Year Ended August 31, 2003[a]
Per Share Data ($):		
Net asset value, beginning of period	13.36	13.70
Investment Operations:		
Investment income−net [b]	.21	.15
Net realized and unrealized gain (loss) on investments	.50	(.30)
Total from Investment Operations	.71	(.15)
Distributions:		
Dividends from investment income−net	(.21)	(.19)
Dividends from net realized gain on investments	(.02)	−
Total Distributions	(.23)	(.19)
Net asset value, end of period	13.84	13.36
Total Return (%)[c,d]	5.38	(.89)
Ratios/Supplemental Data (%):		
Ratio of expenses to average net assets [e]	1.20	1.20
Ratio of net investment income to average net assets [e]	3.14	3.32
Decrease reflected in above expense ratios due to undertaking by The Dreyfus Corporation [e]	.41	.39
Portfolio Turnover Rate [c]	15.79	29.19
Net Assets, end of period ($ x 1,000)	715	221

[a] *From March 31, 2003 (commencement of initial offering) to August 31, 2003.*
[b] *Based on average shares outstanding of each month.*
[c] *Not annualized.*
[d] *Exclusive of sales charge.*
[e] *Annualized.*
See notes to financial statements.

Class C Shares	Six Months Ended February 29, 2004 (Unaudited)	Year Ended August 31, 2003[a]
Per Share Data ($):		
Net asset value, beginning of period	13.36	13.70
Investment Operations:		
Investment income–net[b]	.20	.15
Net realized and unrealized gain (loss) on investments	.50	(.32)
Total from Investment Operations	.70	(.17)
Distributions:		
Dividends from investment income–net	(.20)	(.17)
Dividends from net realized gain on investments	(.02)	–
Total Distributions	(.22)	(.17)
Net asset value, end of period	13.84	13.36
Total Return (%)[c,d]	5.26	(1.02)
Ratios/Supplemental Data (%):		
Ratio of expenses to average net assets[e]	1.45	1.45
Ratio of net investment income to average net assets[e]	2.94	3.07
Decrease reflected in above expense ratios due to undertaking by The Dreyfus Corporation[e]	.35	.35
Portfolio Turnover Rate[c]	15.79	29.19
Net Assets, end of period ($ x 1,000)	3,002	1,293

[a] *From March 31, 2003 (commencement of initial offering) to August 31, 2003.*
[b] *Based on average shares outstanding of each month.*
[c] *Not annualized.*
[d] *Exclusive of sales charge.*
[e] *Annualized.*
See notes to financial statements.

Class Z Shares	Six Months Ended February 29, 2004 (Unaudited)	Year Ended August 31,				
		2003[a]	2002[b]	2001	2000	1999
Per Share Data ($):						
Net asset value, beginning of period	13.36	13.61	13.65	13.04	12.88	13.56
Investment Operations:						
Investment income−net	.27[c]	.58[c]	.61[c]	.61	.62	.61
Net realized and unrealized gain (loss) on investments	.48	(.23)	.13	.64	.17	(.58)
Total from Investment Operations	.75	.35	.74	1.25	.79	.03
Distributions:						
Dividends from investment income−net	(.26)	(.57)	(.60)	(.61)	(.62)	(.61)
Dividends from net realized gain on investments	(.02)	(.03)	(.18)	(.03)	(.01)	(.10)
Total Distributions	(.28)	(.60)	(.78)	(.64)	(.63)	(.71)
Net asset value, end of period	13.83	13.36	13.61	13.65	13.04	12.88
Total Return (%)	5.71[d]	2.60	5.62	9.82	6.36	.11

Class Z Shares	Six Months Ended February 29, 2004 (Unaudited)	2003[a]	2002[b]	2001	2000	1999
				Year Ended August 31,		
Ratios/ Supplemental Data (%):						
Ratio of expenses to average net assets	.45[e]	.45	.45	.45	.45	.45
Ratio of net investment income to average net assets	3.99[e]	4.24	4.53	4.60	4.86	4.55
Decrease reflected in above expense ratios due to undertaking by The Dreyfus Corporation	.37[e]	.34	.30	.34	.34	.33
Portfolio Turnover Rate	15.79[d]	29.19	12.05	47.00	40.46	60.65
Net Assets, end of period ($ x 1,000)	138,619	134,920	131,013	114,712	99,313	110,344

[a] *The fund commenced offering four classes of shares on March 31, 2003. The existing shares were redesignated Class Z shares.*

[b] *As required, effective September 1, 2001, the fund has adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began amortizing discount or premium on a scientific basis, for debt securities on a daily basis. The effect of this change for the period ended August 31, 2002 was to increase net investment income per share by less than $.01 and decrease net realized and unrealized gain (loss) on investments per share by less than $.01 and increase the ratio of net investment income to average net assets from 4.46% to 4.53%. Per share data and ratios/supplemental data for periods prior to September 1, 2001 have not been restated to reflect this change in presentation.*

[c] *Based on average shares outstanding at each month end.*

[d] *Not annualized.*

[e] *Annualized.*

See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus Premier Select Intermediate Municipal Bond Fund (the "fund") is a separate non-diversified series of Dreyfus Municipal Funds, Inc. (the "Company"), which is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company and operates as a series company currently offering four series, including the fund. The fund's investment objective is to provide investors with as high a level of current income exempt from federal income tax as is consistent with the preservation of capital. The Dreyfus Corporation (the "Manager") serves as the fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial").

Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares. The fund is authorized to issue 500 million shares of $.001 par value Common Stock. The fund currently offers four classes of shares: Class A (100 million shares authorized), Class B (100 million shares authorized), Class C (100 million shares authorized) and Class Z (200 million shares authorized). Class A shares are subject to a sales charge imposed at the time of purchase, Class B shares are subject to a contingent deferred sales charge ("CDSC") imposed on Class B share redemptions made within six years of purchase and Class C shares are subject to a CDSC imposed on Class C shares redeemed within one year of purchase. Class B shares automatically convert to Class A shares after six years. Class Z shares are closed to new investors. Other differences between the classes include the services offered to and the expenses borne by each class and certain voting rights. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

The Company accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses which are applicable to all series are allocated among them on a pro rata basis.

The fund's financial statements are prepared in accordance with accounting principles generally accepted in the United States, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities (excluding options and financial futures on municipal and U.S. Treasury securities) are valued each business day by an independent pricing service (the "Service") approved by the Board of Directors. Investments for which quoted bid prices are readily available and are representative of the bid side of the market in the judgment of the Service are valued at the mean between the quoted bid prices (as obtained by the Service from dealers in such securities) and asked prices (as calculated by the Service based upon its evaluation of the market for such securities). Other investments (which constitute a majority of the portfolio securities) are carried at fair value as determined by the Service, based on methods which include consideration of: yields or prices of municipal securities of comparable quality, coupon, maturity and type; indications as to values from dealers; and general market conditions. Options and financial futures on municipal and U.S. Treasury securities are valued at the last sales price on the securities exchange on which such securities are primarily traded or at the last sales price on the national securities market on each business day.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Interest income, adjusted for amortization of discount and premium on investments, is earned from settlement date and recognized on the accrual basis. Securities purchased or sold on a when-issued or delayed-delivery basis may be settled a month or more after the trade date. Under the terms of the custody agreement, the fund received net earnings credits of $4,687 during the period ended February 29, 2004 based on available cash balances left on deposit. Income earned under this arrangement is included in interest income.

(c) Dividends to shareholders: It is the policy of the fund to declare dividends daily from investment income-net. Such dividends are paid monthly. Dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carry-overs, if any, it is the policy of the fund to not distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from accounting principles generally accepted in the United States.

(d) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, which can distribute tax exempt dividends, by complying with the applicable provisions of the Code, and to make distributions of income and net realized capital gain sufficient to relieve it from substantially all federal income and excise taxes.

The tax character of distributions paid to shareholders during the fiscal year ended August 31, 2003 was as follows: tax exempt income $5,800,524, ordinary income $18,522 and long-term capital gains $288,636, respectively. The tax character of current year distributions will be determined at the end of the current fiscal year.

NOTE 2—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the "Facility") to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, the fund has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowings. During the period ended February 29, 2004, the fund did not borrow under the Facility.

NOTE 3—Management Fee and Other Transactions With Affiliates:

(a) Pursuant to a management agreement (the "Agreement") with the Manager, the management fee is computed at the annual rate of .60 of 1% of the value of the fund's average daily net assets and is payable monthly. The Manager has undertaken, until such time as it gives shareholders at least 90 days' notice to the contrary, to waive receipt of its fees and/or assume the expenses of the fund so that fund expenses, exclusive of shareholder services plan fees, Rule 12b-1 distribution plan fees, taxes, brokerage fees, interest on borrowings, commitment fees and extraordinary expenses, do not exceed an annual rate of .45 of 1% of the value of the fund's average daily net assets. The Manager has committed to continue this undertaking at least until January 1, 2005. The reduction in management fee, pursuant to the undertaking, amounted to $265,933 during the period ended February 29, 2004.

(b) Under the Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, Class B and Class C shares pay the Distributor for distributing their shares at an annual rate of .50 of 1% of the value of the average daily net assets of Class B shares and .75 of 1% of the value of the average daily net assets of Class C shares. During the period ended February 29, 2004, Class B and Class C shares were charged $1,213 and $7,137, respectively, pursuant to the Plan.

(c) Under the Shareholder Services Plan applicable to Class Z shares, the Class Z shares reimburse the Distributor an amount not to exceed an annual rate of .25 of 1% of the average daily net assets applicable to Class Z shares for the certain allocated expenses of providing personal services and/or maintaining shareholder accounts. The services provided may include personal services relating to Class Z shareholder accounts, such as answering shareholder inquiries regarding the portfolio and providing reports and other information, and services related to the maintenance of shareholder accounts. During the period ended February 29, 2004, the fund was charged $23,976 pursuant to the Shareholder Services Plan.

Under the Shareholder Services Plan, Class A, Class B and Class C shares pay the Distributor at an annual rate of .25 of 1% of the value of the average daily net assets for the provision of certain services. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. The Distributor may make payments to Service Agents (a securities dealer, financial institution or other industry professional) in respect of these services. The Distributor determines the amounts to be paid to Service Agents. During the period ended February 29, 2004, Class A, Class B and Class C shares were charged $5,163, $606 and $2,379, respectively, pursuant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the portfolio. During the period ended February 29, 2004, the fund was charged $14,809 pursuant to the transfer agency agreement.

(d) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Effective October 15, 2003, annual retainer fees and attendance fees are allocated to each fund based on net assets. Prior to October 15, 2003, each director who is not an "affiliated person" as defined in the Act received from the fund an annual fee of $1,000 and an attendance fee of $250 per meeting. The Chairman of the Board received an additional 25% of such compensation and continues to do so under the new compensation structure.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities, during the period ended February 29, 2004, amounted to $27,535,359 and $21,821,974, respectively.

At February 29, 2004, accumulated net unrealized appreciation on investments was $6,759,999, consisting of $6,818,414 gross unrealized appreciation and $58,415 gross unrealized depreciation.

At February 29, 2004, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

NOTE 5—Legal Matters:

Two class actions have been filed against Mellon Financial and Mellon Bank, N.A., and Dreyfus and Founders Asset Management LLC (the "Investment Advisers"), and the directors of all or substantially all of the Dreyfus funds, alleging that the Investment Advisers improperly used assets of the Dreyfus funds, in the form of directed brokerage commissions and 12b-1 fees, to pay brokers to promote sales of Dreyfus funds, and that the use of fund assets to make these payments was not properly disclosed to investors. The complaints further allege that the directors breached their fiduciary duties to fund shareholders under the Investment Company Act of 1940 and at common law. The complaints seek unspecified compensatory and punitive damages, rescission of the funds' contracts with the Investment Advisers, an accounting of all fees paid, and an award of attorneys' fees and litigation expenses. Dreyfus and the Dreyfus funds believe the allegations to be totally without merit and will defend the actions vigorously.

Additional lawsuits arising out of these circumstances and presenting similar allegations and requests for relief may be filed against the defendants in the future. Neither Dreyfus nor the Dreyfus funds believe that any of the pending actions will have a material adverse affect on the Dreyfus funds or Dreyfus' ability to perform its contract with the Dreyfus funds.

For More Information

To obtain information:

By telephone
Call your financial representative or 1-800-554-4611

By mail Write to:
The Dreyfus Premier Family of Funds
144 Glenn Curtiss Boulevard
Uniondale, NY 11556-0144

Dreyfus Premier Select Intermediate Municipal Bond Fund
200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

The Bank of New York
100 Church Street
New York, NY 10286

Transfer Agent & Dividend Disbursing Agent

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

 0126SA0204

Dreyfus BASIC New Jersey Municipal Money Market Fund

SEMIANNUAL REPORT February 29, 2004



The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents

The Fund



LETTER FROM THE CHAIRMAN

Dear Shareholder:

This semiannual report for Dreyfus BASIC New Jersey Municipal Money Market Fund covers the six-month period from September 1, 2003, through February 29, 2004. Inside, you'll find valuable information about how the fund was managed during the reporting period, including a discussion with the fund's portfolio manager, Joseph Irace.

The economic recovery that arrived during the spring of 2003 remained in place through the end of the reporting period, leading many analysts to believe that the Federal Reserve Board may shift from its current accommodative monetary policy to one that is somewhat more restrictive. While we agree that higher short-term interest rates are likely at some point in the future, the timing of such a move is far from certain. Until the economy begins to see more robust job growth or other inflationary pressures, we believe that the Fed will most likely keep rates near today's historically low levels.

Should you revise your investment strategies if the economy strengthens further? The answer depends on your current financial needs and tax situation, future goals, time horizon and the level of diversification across the various asset classes in your overall investment portfolio. As always, we encourage you to talk with your financial advisor regularly about changing market conditions and the investment strategies that may be appropriate for you and your family.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
March 15, 2004



DISCUSSION OF FUND PERFORMANCE

Joseph Irace, Portfolio Manager

How did Dreyfus BASIC New Jersey Municipal Money Market Fund perform during the period?

For the six-month period ended February 29, 2004, the fund produced an annualized yield of 0.68%. Taking into account the effects of compounding, the fund produced an annualized effective yield of 0.68%.[1]

We attribute the fund's returns to a low federal funds rate, which remained at 1% throughout the reporting period. However, a robust supply of newly-issued municipal securities on a national level kept tax-exempt yields high relative to comparable-term taxable securities during the reporting period.

What is the fund's investment approach?

The fund seeks as high a level of current income exempt from federal and New Jersey state income taxes as is consistent with the preservation of capital and the maintenance of liquidity. To pursue this goal, the fund normally invests substantially all of its net assets in short-term, high-quality municipal obligations that provide income exempt from federal and New Jersey state income taxes. The fund may also invest in high-quality, short-term structured notes, which are derivative instruments whose value is tied to underlying municipal obligations.

In pursuing this investment approach, we employ two primary strategies. First, we attempt to add value by constructing a diverse portfolio of high-quality, tax-exempt money market instruments from New Jersey-exempt issuers. Second, we actively manage the fund's average maturity in anticipation of what we believe are interest-rate trends and supply-and-demand changes in New Jersey's short-term municipal marketplace.

For example, if we expect an increase in short-term supply, we may decrease the average weighted maturity of the fund, which should position the fund to purchase new securities with higher yields, if higher yields materialize as a result of the increase in supply. Yields tend to rise when there is an increase in new-issue supply competing for investor interest. New securities are generally issued with maturities in the one-year range, which if purchased, would tend to lengthen the fund's average weighted maturity. If we anticipate limited new-issue supply, we may extend the fund's average maturity to maintain then-current yields for as long as we deem practical. At other times, we typically try to maintain an average weighted maturity that reflects our view of short-term, interest-rate trends and future supply-and-demand considerations.

What other factors influenced the fund's performance?

When evidence of sustainable economic growth emerged during the summer of 2003, just before the reporting period began, longer-term municipal bond prices fell sharply. However, because money market yields were anchored by the 1% federal funds rate, the labor market remained weak and the Federal Reserve Board repeatedly affirmed its commitment to an accommodative monetary policy, yields of tax-exempt money market securities remained relatively stable at prevailing low levels.

However, the previously weak economy continued to affect the fiscal condition of most states, including New Jersey. As tax revenues fell short of projections, the state took steps to balance its budget by cutting spending, reducing aid to localities and raising some taxes and fees. In addition, the state turned to the tax-exempt money markets to finance its operations, contributing to a robust supply of short-term securities. Since issuers faced greater competition for investors as issuance rose, these securities' yields remained high relative to yields of comparable taxable instruments. In fact, tax-exempt yields sometimes exceeded those of comparable taxable securities during the fourth quarter of 2003.

To balance the risks of longer-dated securities with the opportunity to capture incrementally higher yields, we constructed a "laddered" portfolio of municipal notes and seasoned bonds with effective maturities in the three- to 12-month range. At the same time, we attempted to reduce the fund's holdings of relatively low-yielding variable-rate demand notes.

Throughout the reporting period, we generally maintained the fund's weighted average maturity in a range longer than industry averages, which helped us capture incrementally higher yields from longer-dated money market instruments.

What is the fund's current strategy?

Due to encouraging signs of a more robust U.S. economy, we are hopeful that short-term interest rates have bottomed and that we may begin to see more opportunities for higher yields. Although challenges remain for New Jersey, including an estimated $4 billion budget deficit for the next fiscal year, the state government appears to be taking steps to address its budget needs. In addition, we have begun to see signs of higher tax revenues now that a stronger economy and better business conditions on Wall Street are benefiting the state's diverse economic base.

In the meantime, we have continued to focus on municipal securities with what we believe to be strong credit characteristics and maturities in the three- to 12-month range. In our view, these are prudent strategies as investors continue to adjust to a stronger economy.

March 15, 2004

[1] *Annualized effective yield is based upon dividends declared daily and reinvested monthly. Past performance is no guarantee of future results. Yields fluctuate. Income may be subject to state and local taxes for non-New Jersey residents, and some income may be subject to the federal alternative minimum tax (AMT) for certain investors. An investment in the fund is not insured or guaranteed by the FDIC or the U.S. government. Although the fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the fund. Yield provided reflects the absorption of fund expenses by The Dreyfus Corporation pursuant to an agreement in which shareholders are given at least 90 days' notice, at which time it may be extended, terminated or modified. Had these expenses not been absorbed, the fund's yield would have been lower.*

February 29, 2004 (Unaudited)

Tax Exempt Investments—100.1%	Principal Amount ($)	Value ($)
New Jersey—99.1%		
Beachwood Sewage Authority, Sewer Revenue 2.50%, 12/1/2004 (Insured; FSA)	100,000	100,966
Bergen County, GO Notes 3.625%, 9/1/2004	725,000	733,940
Bergen County Utilities Authority, Water Pollution Control Revenue 3%, 12/15/2004 (Insured; FGIC)	460,000	466,573
Township of Bridgewater, GO Notes 3.10%, 10/1/2004	350,000	354,057
Burlington County Bridge Commissioner:		
Commission Bridge System Revenue, Refunding 3%, 10/1/2004	150,000	151,564
Commission Pooled Loan Revenue, Governmental Loan Program 2%, 12/1/2004	910,000	915,413
Butler Board of Education, GO Notes 3.75%, 2/1/2005 (Insured; MBIA)	145,000	148,371
Camden County Improvement Authority, LR 3.625%, 9/1/2004 (Insured; FGIC)	805,000	814,900
Cape May County, GO Notes, General Improvement 5.35%, 8/1/2004 (Insured; AMBAC)	150,000	152,593
Township of Clinton, GO Notes, General Improvement 3.625%, 7/1/2004 (Insured; MBIA)	220,000	221,838
Township of Cranford, GO Notes, BAN 2%, 11/12/2004	850,000	854,697
Borough of Cresskill, GO Notes 3.05%, 4/15/2004 (Insured; MBIA)	205,000	205,449
Delran Sewage Authority, Sewer Revenue 2%, 4/1/2004 (Insured; FGIC)	160,000	160,116
Borough of Demarest, GO Notes 3%, 12/15/2004 (Insured; FSA)	315,000	319,183
Dover, GO Notes, Water Utilities 3.50%, 9/1/2004 (Insured; MBIA)	110,000	111,259
Borough of Dumont, GO Notes, General Improvement 3.25%, 5/1/2004 (Insured; FSA)	110,000	110,373
Township of Eastampton, GO Notes 3.25%, 7/1/2004 (Insured; MBIA)	220,000	221,563
Township of East Hanover, GO Notes, BAN 1.75%, 6/16/2004	247,500	247,856
Township of Edison, GO Notes 6.50%, 6/1/2004	120,000	121,608
City of Elizabeth, GO Notes, General Improvement 3%, 5/15/2004 (Insured; MBIA)	200,000	200,725
Borough of Elmwood Park, GO Notes 3%, 5/15/2004 (Insured; FSA)	245,000	245,888
Borough of Franklin, Sewer Revenue, Refunding 2%, 10/1/2004 (Insured; MBIA)	180,000	180,917

Tax Exempt Investments (continued)	Principal Amount ($)	Value ($)
New Jersey (continued)		
Franklin Lakes Board of Education, GO Notes		
4.80%, 2/1/2005	500,000	516,420
Freehold Regional High School District, GO Notes		
5.50%, 3/1/2004 (Insured; FGIC)	500,000	500,000
Gloucester County, GO Notes		
4.70%, 6/1/2004 (Insured; MBIA)	100,000	100,885
Township of Hillsborough, GO Notes		
4.70%, 8/1/2004 (Insured; FGIC)	120,000	121,772
Borough of Ho-Ho-Kus, GO Notes		
2.95%, 5/1/2004 (Insured; AMBAC)	325,000	325,936
Borough of Hopatcong, GO Notes		
3.50%, 8/1/2004 (Insured; FSA)	180,000	181,796
Hudson County, GO Notes:		
6.55%, 7/1/2004 (Insured; FGIC)	300,000	305,373
(County College) 4%, 7/15/2004 (Insured; MBIA)	600,000	606,454
Hunterdon County, GO Notes, Refunding 2%, 5/1/2004	130,000	130,165
Township of Jackson, GO Notes		
3%, 12/1/2004 (Insured; AMBAC)	750,000	760,047
Jersey City, GO Notes:		
Refunding 6%, 10/1/2004	500,000	514,008
Water Improvement 5%, 9/1/2004 (Insured; FSA)	130,000	132,427
Borough of Kenilworth, GO Notes		
5%, 8/15/2004 (Insured; MBIA)	175,000	178,056
Little Egg Harbor, GO Notes, General Improvement		
3.30%, 11/15/2004 (Insured; AMBAC)	260,000	263,882
Township of Little Falls, GO Notes, General Improvement		
3.50%, 8/1/2004 (Insured; FSA)	130,000	131,309
Township of Livingston, GO Notes		
5%, 7/15/2004 (Insured; MBIA)	200,000	202,813
Township of Long Beach, GO Notes		
3%, 12/1/2004 (Insured; MBIA)	165,000	167,166
Township of Mahwah School District, GO Notes		
3.60%, 8/15/2004 (Insured; FSA)	215,000	217,388
Manalapan-Englishtown Regional Board of Education		
GO Notes 5%, 5/1/2004	100,000	100,653
Township of Manchester, GO Notes, Refunding		
1.30%, 10/1/2004 (Insured; MBIA)	325,000	325,375
Township of Manchester Board of Education		
COP, Refunding 1.25%, 12/15/2004 (Insured; FSA)	735,000	735,000
Maywood, GO Notes, General Improvement		
3%, 1/15/2005 (Insured; FGIC)	100,000	101,603

Tax Exempt Investments (continued)	Principal Amount ($)	Value ($)
New Jersey (continued)		
Township of Medford Board of Education, GO Notes		
4.50%, 3/1/2004 (Insured; FGIC)	620,000	620,000
Mercer County, GO Notes:		
4.35%, 5/1/2004 (Insured; MBIA)	250,000	251,313
County College 4.85%, 10/15/2004	200,000	204,634
County Community College:		
2.50%, 5/1/2004	265,000	265,605
5%, 5/1/2004	134,000	134,873
Refunding 4.50%, 8/1/2004	500,000	506,963
Mercer County Improvement Authority:		
LR:		
Governmental Leasing Program		
2%, 12/15/2004 (Insured; AMBAC)	830,000	835,193
(Trenton Improvements Project) 3%, 8/1/2004	125,000	125,961
Revenue, Refunding (Donnelly Hospital Project)		
2%, 8/1/2004	790,000	792,693
Middlesex County Improvement Authority, LR		
Guaranteed Capital Equipment 6.10%, 3/1/2004	300,000	300,000
Middlesex County Utilities Authority, Sewer Revenue		
Refunding 6.05%, 8/15/2004 (Insured; MBIA)	100,000	102,214
Township of Middletown Board of Education, GO Notes		
5.70%, 8/1/2004 (Insured; MBIA)	200,000	203,760
Monmouth County Improvement Authority, Revenue		
(Howell Township Board Education Improvement		
Project) 4%, 7/15/2004 (Insured; AMBAC)	200,000	202,072
Township of Monroe Middlesex County, GO Notes		
3.40%, 4/1/2004 (Insured; FGIC)	440,000	440,812
Township of Moorestown, GO Notes, General		
Improvement 2%, 5/1/2004 (Insured; MBIA)	585,000	585,743
Morris County, GO Notes:		
6%, 7/15/2004	100,000	101,801
General Improvement 4.625%, 9/15/2004	100,000	101,833
Morris County Improvement Authority, LR		
Guaranteed Authority Pooled Program 2%, 8/15/2004	370,000	371,541
State of New Jersey:		
COP, Refunding 5%, 6/15/2004	1,850,000	1,870,532
GO Notes:		
5.25%, 3/1/2004	300,000	300,000
4%, 8/1/2004	200,000	202,407
Refunding 5.625%, 2/15/2005	130,000	135,404
VRDN (Municipal Securities Trust Receipts)		
1% (Liquidity Facility; JPMorgan Chase Bank)	270,000 [a]	270,000

Tax Exempt Investments (continued)	Principal Amount ($)	Value ($)
New Jersey (continued)		
New Jersey Economic Development Authority:		
Market Transition Facility Revenue:		
7%, 7/1/2004 (Insured; MBIA)	1,850,000	1,885,979
Refunding 3%, 7/1/2004 (Insured; MBIA)	150,000	150,957
Revenue (Fellowship Village Inc.)		
9.25%, 1/1/2005 (LOC; BNP Paribas)	100,000 b	110,111
Transit Revenue (Transportation Project Sublease):		
4.50%, 5/1/2004 (Insured; FSA)	200,000	201,154
5%, 5/1/2004 (Insured; FSA)	100,000	100,669
VRDN:		
EDR:		
(AJV Holdings LLC Project)		
1.01% (LOC; JPMorgan Chase Bank)	825,000 a	825,000
(ARND LLC Project)		
1.09% (LOC: Comerica Bank and Sovereign Bank)	5,630,000 a	5,630,000
(AVP Realty Holdings) 1.11% (LOC; PNC Bank)	350,000 a	350,000
(Challenge Printing Project)		
1.11% (LOC; Wachovia Bank)	1,645,000 a	1,645,000
(Hathaway Association LLC Project)		
1.11% (LOC; Wachovia Bank)	3,560,000 a	3,560,000
(RCC Properties LLC Project)		
1.11% (LOC; Wachovia Bank)	2,110,000 a	2,110,000
Refunding (RDR Investment Company LLC)		
1.11% (LOC; Wachovia Bank)	500,000 a	500,000
(South Van Brunt Properties LLC)		
1.11% (LOC; Wachovia Bank)	1,915,000 a	1,915,000
(Stamato Realty LLC Project)		
1% (LOC; Valley National Bank)	4,800,000 a	4,800,000
(Stone Brothers Secaucus Project)		
1% (LOC; Valley National Bank)	1,755,000 a	1,755,000
(The Center School Project)		
.95% (LOC; Fleet National Bank)	1,300,000 a	1,300,000
(United Window and Door Manufacturing Inc.)		
1.11% (LOC; Wachovia Bank)	650,000 a	650,000
(Wearbest Sil-Tex Mills Project)		
1.15% (LOC; The Bank of New York)	2,805,000 a	2,805,000
IDR (Pennwell Holdings LLC Project)		
1.11% (LOC; Wachovia Bank)	3,080,000 a	3,080,000
Industrial Revenue:		
(E.P. Henry Corporation)		
1.01% (LOC; PNC Bank)	100,000 a	100,000
(Falcon Safety Products Project)		
1% (LOC; PNC Bank)	2,835,000 a	2,835,000

Tax Exempt Investments (continued)	Principal Amount ($)	Value ($)
New Jersey (continued)		
New Jersey Economic Development Authority (continued):		
VRDN (continued):		
Industrial Revenue (continued):		
(Joe and James Moreng)		
1.06% (LOC; Wachovia Bank)	1,945,000 a	1,945,000
(Melrich Road Development Corporation)		
1.11% (LOC; Wachovia Bank)	2,370,000 a	2,370,000
Refunding (Station Plaza Park and Ride)		
1.06% (LOC; Wachovia Bank)	3,600,000 a	3,600,000
LR (Sommerset Hills YMCA Project)		
1.09% (LOC; Commerce Bank)	2,100,000 a	2,100,000
Private Schools Revenue (Stuart Country Day		
School) 1% (LOC; Allied Irish Bank)	2,600,000 a	2,600,000
Revenue:		
(Bethany Baptist Church Project)		
1.01% (LOC; Wachovia Bank)	2,415,000 a	2,415,000
(Economic Growth)		
1.03% (LOC; HSBC Bank USA)	1,155,000 a	1,155,000
(Four Woodbury Mews Project)		
1.06% (LOC; Fleet National Bank)	5,000,000 a	5,000,000
(School Facilities Construction)		
.99% (Insured; AMBAC and Liquidity Facility;		
The Bank of New York)	2,995,000 a	2,995,000
(Venice Maid Foods Project)		
1.06% (LOC; ABN-AMRO)	1,000,000 a	1,000,000
Special Facility Revenue (Port Newark		
Container LLC) .99% (LOC; Citibank)	2,500,000 a	2,500,000
New Jersey Health Care Facilities Financing Authority		
Revenue:		
Refunding (Atlantic Health Systems)		
4.625%, 7/1/2004 (Insured; AMBAC)	240,000	242,728
VRDN (RWJ Health Care Corporation) .95%		
(LOC: The Bank of New York and Commerce Bank)	6,000,000 a	6,000,000
New Jersey Sports and Exposition Authority:		
College and University Revenue, Refunding		
(Monmouth Park) 8%, 1/1/2005	500,000 b	538,242
Revenue 4.90%, 3/1/2004 (Insured; MBIA)	100,000	100,000
New Jersey State Educational Facilities Authority:		
College and University Revenue:		
(Princeton University) 4.75%, 7/1/2004	100,000	101,177
Refunding (Seton Hall University)		
4%, 7/1/2004 (Insured; AMBAC)	340,000	343,222
(Richard Stockton College)		
3%, 7/1/2004 (Insured; AMBAC)	100,000	100,596

Tax Exempt Investments (continued)	Principal Amount ($)	Value ($)
New Jersey (continued)		
New Jersey State Educational Facilities Authority (continued):		
Dorm Safety Trust Fund Revenue:		
3.60%, 3/1/2004	160,000	160,000
4.50%, 3/1/2004	500,000	500,000
LR (Higher Education Equipment Leasing Fund)		
5%, 9/1/2004	465,000	473,763
Revenue (Capital Improvement Fund)		
5%, 9/1/2004	250,000	254,789
New Jersey State Housing and Mortgage Finance Authority:		
MFHR, VRDN 1.01% (Insured; FSA and Liquidity		
Facility; Lehman Brothers Holdings Inc.)	2,560,000 a	2,560,000
Revenue (Homebuyer) 4.95%, 10/1/2004 (Insured; MBIA)	100,000	102,173
New Jersey State Transit Corporation, Government		
Fund/Grant Revenue 5.50%, 2/1/2005 (Insured; AMBAC)	100,000	103,913
New Jersey State Transportation Trust Fund Authority		
Transportation System:		
Fuel Sales Tax Revenue:		
5%, 6/15/2004	605,000	611,688
5%, 6/15/2004 (Insured; MBIA)	350,000	353,887
5.25%, 6/15/2004	725,000	733,540
Transit Revenue:		
4.75%, 6/15/2004	370,000	373,827
5%, 6/15/2004	300,000	303,346
New Jersey State Turnpike Authority, Turnpike Revenue		
5.25%, 1/1/2005 (Insured; MBIA)	870,000	899,561
New Jersey Waste Water Treatment Trust, Sewer Revenue		
Refunding:		
6.25%, 5/15/2004 (Insured; MBIA)	100,000	101,037
5%, 6/15/2004	250,000	252,721
Newark, GO Notes:		
4%, 7/15/2004 (Insured; FSA)	657,000	664,141
School Qualified Bond Act		
5.30%, 9/1/2004 (Insured; MBIA)	120,000	122,479
Newark Housing Authority, MFHR, VRDN		
1.10% (Liquidity Facility; Merrill Lynch)	980,000 a	980,000
Newton, GO Notes, Refunding		
2.50%, 10/1/2004 (Insured; AMBAC)	120,000	120,942
Township of North Bergen, GO Notes		
3%, 4/1/2004 (Insured; MBIA)	203,000	203,298
Ocean County, GO Notes:		
College Capital Improvement 2%, 10/1/2004	303,000	304,580
General Improvement 5.65%, 7/1/2004	100,000	101,503

Tax Exempt Investments (continued)	Principal Amount ($)	Value ($)
New Jersey (continued)		
Ocean County Utilities Authority, Wastewater Revenue Refunding 5%, 1/1/2005	300,000	309,494
Borough of Ocean Gate, GO Notes, General Improvement 4.125%, 3/1/2004 (Insured; AMBAC)	90,000	90,000
Oceanport, GO Notes, BAN 2%, 5/11/2004	1,069,825	1,071,569
Township of Old Bridge, GO Notes 3.25%, 7/1/2004 (Insured; AMBAC)	200,000	201,379
Park Ridge Board of Education, Revenue GAN 1.90%, 8/13/2004	1,340,000	1,344,173
Township of Parsippany-Troy Hills, GO Notes Refunding 6%, 4/1/2004	100,000	100,398
Passaic County, GO Notes, General Improvement 3%, 3/15/2004 (Insured; FGIC)	415,000	415,284
Patterson, GO Notes, Refunding 5%, 2/15/2005 (Insured; MBIA)	200,000	207,206
Township of Pequannock, GO Notes 1.50%, 6/1/2004 (Insured; MBIA)	155,000	155,154
City of Perth Amboy, GO Notes: General Improvement 4.25%, 2/1/2005 (Insured; MBIA)	100,000	102,683
Refunding, Water Utility 4.85%, 9/1/2004 (Insured; FSA)	265,000	269,898
Point Pleasant, GO Notes 3.375%, 12/15/2004 (Insured; FGIC)	385,000	391,546
Port Authority of New York and New Jersey: Port, Airport and Marina Revenue:		
3.625%, 4/15/2004	800,000	802,382
5.25%, 7/15/2004 (Insured; FSA)	280,000	284,086
4.80%, 8/1/2004	300,000	304,053
4.125%, 12/1/2004	100,000	102,140
Refunding 3.80%, 7/1/2004	300,000	303,644
Special Obligation Revenue, VRDN: Merlots Program 1.02% (Insured; MBIA and Liquidity Facility; Wachovia Bank)	795,000 [a]	795,000
Versatile Structure: 1.02% (Liquidity Facility; Bank of Nova Scotia)	2,500,000 [a]	2,500,000
1.02% (Liquidity Facility; Landesbank Hesses-Thuringen Girozentrale)	8,500,000 [a]	8,500,000
Rahway Valley Sewerage Authority, Sewer Revenue 2%, 2/1/2005	190,000	190,949
Raritan, GO Notes 3%, 8/1/2004 (Insured; FSA)	160,000	161,238

Tax Exempt Investments (continued)	Principal Amount ($)	Value ($)
New Jersey (continued)		
River Dell Regional School District, GO Notes Refunding 2%, 5/1/2004 (Insured; FGIC)	220,000	220,306
Riverdale Borough School District, GO Notes 3.05%, 4/1/2004 (Insured; FSA)	225,000	225,339
Rockaway Borough, GO Notes, General Improvement 2.50%, 11/15/2004 (Insured; AMBAC)	190,000	191,799
Rockaway Valley Regional Sewerage Authority Revenue, Refunding 6%, 12/15/2004 (Insured; MBIA)	100,000	101,713
Township of Roxbury, GO Notes 4.60%, 8/1/2004 (Insured; FSA)	100,000	101,437
Rumson-Fair Haven Regional High School District GO Notes 2.50%, 2/1/2005 (Insured; FSA)	420,000	424,975
Salem County Industrial Pollution Control Finance Authority, Industrial Revenue, VRDN (EI Dupont) 1%	200,000 a	200,000
Scotch Plains Township Senior Citizens Housing Corporation, Revenue, Refunding 2%, 9/1/2004 (Insured; FGIC)	170,000	170,717
Seaside Heights, GO Notes, General Improvement 3.50%, 12/1/2004 (Insured; AMBAC)	240,000	244,106
Shamong Township Board of Education, GO Notes Refunding 2.50%, 5/15/2004 (Insured; MBIA)	295,000	295,919
Somers Point, GO Notes, General Improvement 2.50%, 8/15/2004 (Insured; MBIA)	300,000	301,836
Somerset County Improvement Authority, County Guaranteed Capital Equipment Revenue 2.70%, 3/15/2004	650,000	650,420
Township of South Brunswick, GO Notes:		
5.25%, 10/1/2004	100,000	102,362
Refunding 1.875%, 4/1/2004	590,000	590,334
South Plainfield, GO Notes, BAN 2%, 10/1/2004	902,500	906,934
Springfield Township School District, GO Notes 3%, 6/15/2004 (Insured; FSA)	255,000	256,465
Stanhope School District, GO Notes 3.50%, 4/15/2004 (Insured; FSA)	165,000	165,452
City of Summit, GO Notes 3.75%, 5/1/2004	514,000	516,176
Tobacco Settlement Financing Corporation Revenue, VRDN 1.07% (Liquidity Facility; Merrill Lynch)	4,995,000 a	4,995,000

Tax Exempt Investments (continued)	Principal Amount ($)	Value ($)
New Jersey (continued)		
Union County Improvement Authority, LR (Guaranteed Lease-Train Station) 2%, 8/15/2004 (Insured; MBIA)	205,000	205,836
Township of Upper Freehold, GO Notes, General Improvement 4%, 12/15/2004 (Insured; MBIA)	150,000	153,286
Vineland, GO Notes (AMT Electric Utility) 5.125%, 5/15/2004 (Insured; MBIA)	750,000	756,275
Warren Hills Regional School District, COP, Refunding 2%, 6/15/2004 (Insured; FSA)	405,000	406,046
Township of Wayne, GO Notes, General Improvement 4.85%, 10/1/2004	350,000	357,609
West Long Branch, GO Notes, BAN 2%, 2/1/2005	2,352,956	2,370,532
Township of West New York, GO Notes, Refunding and Improvement 4.75%, 8/15/2004 (Insured; AMBAC)	1,200,000	1,219,882
Township of West Windsor, GO Notes Refunding 3.80%, 7/15/2004	100,000	100,961
U.S. Related-1.0%		
Commonwealth of Puerto Rico, GO Notes:		
4.625%, 7/1/2004 (Insured; MBIA)	100,000	101,151
5.30%, 7/1/2004 (Insured; MBIA)	105,000	106,474
Refunding, Public Improvement 5%, 7/1/2004 (Insured; MBIA)	250,000	253,100
Commonwealth of Puerto Rico Highway and Transportation Authority, Transportation Revenue 4.10%, 7/1/2004 (Insured; AMBAC)	350,000	353,412
Guam Government Limited Obligation Highway Fuel Sales Tax Revenue, Refunding 3.50%, 5/1/2004 (Insured; FSA)	100,000	100,398
Guam Power Authority, Electric Power and Light Revenues 6%, 10/1/2004	100,000 [b]	104,777
Puerto Rico Electric Power Authority, Power Revenue Refunding 6%, 7/1/2004 (Insured; MBIA)	100,000	101,593
Puerto Rico Municipal Finance Agency, GO Notes:		
5%, 8/1/2004 (Insured; FSA)	135,000	137,134
Refunding 5%, 8/1/2004 (Insured; FSA)	100,000	101,622
Total Investments (cost $140,473,408)	**100.1%**	**140,473,408**
Liabilities, Less Cash and Receivables	**(.1%)**	**(79,181)**
Net Assets	**100.0%**	**140,394,227**

Summary of Abbreviations

AMBAC	American Municipal Bond Assurance Corporation	**GO**	General Obligation
BAN	Bond Anticipation Notes	**IDR**	Industrial Development Revenue
COP	Certificate of Participation	**LOC**	Letter of Credit
EDR	Economic Development Revenue	**LR**	Lease Revenue
FGIC	Financial Guaranty Insurance Company	**MBIA**	Municipal Bond Investors Assurance Insurance Corporation
FSA	Financial Security Assurance	**MFHR**	Multi-Family Housing Revenue
GAN	Grant Anticipation Notes	**VRDN**	Variable Rate Demand Notes

Summary of Combined Ratings (Unaudited)

Fitch	or	Moody's	or	Standard & Poor's	Value (%)
F1+, F1		VMIG1, MIG1, P1		SP1+, SP1, A1+, A1	36.2
AAA, AA, A[c]		Aaa, Aa, A[c]		AAA, AA, A[c]	35.4
Not Rated[d]		Not Rated[d]		Not Rated[d]	28.4
					100.0

a *Securities payable on demand. Variable interest rate—subject to periodic change.*

b *Bonds which are prerefunded are collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.*

c *Notes which are not F, MIG and SP rated are represented by bond ratings of the issuers.*

d *Securities which, while not rated by Fitch, Moody's and Standard & Poor's, have been determined by the Manager to be of comparable quality to those rated securities in which the fund may invest.*

e *At February 29, 2004, the fund had $40,735,468 (29% of net assets) invested in securities whose payment of principal and interest is dependent upon revenues generated from industrial revenue.*

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

February 29, 2004 (Unaudited)

	Cost	Value
Assets ($):		
Investments in securities—See Statement of Investments	140,473,408	140,473,408
Interest receivable		604,785
Prepaid expenses		7,992
		141,086,185
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates		34,415
Cash overdraft due to Custodian		108,530
Payable for investment securities purchased		466,995
Payable for shares of Common Stock redeemed		50,002
Accrued expenses		32,016
		691,958
Net Assets ($)		**140,394,227**
Composition of Net Assets ($):		
Paid-in capital		140,397,382
Accumulated net realized gain (loss) on investments		(3,155)
Net Assets ($)		**140,394,227**
Shares Outstanding		
(1 billion shares of $.001 par value Common Stock authorized)		140,397,382
Net Asset Value, offering and redemption price per share ($)		**1.00**

See notes to financial statements.

STATEMENT OF OPERATIONS

Six Months Ended February 29, 2004 (Unaudited)

Investment Income ($):	
Interest Income	**775,486**
Expenses:	
Management fee–Note 2(a)	343,409
Shareholder servicing costs–Note 2(b)	38,234
Professional fees	14,483
Custodian fees	9,684
Registration fees	6,095
Prospectus and shareholders' reports	4,135
Directors' fees and expenses–Note 2(c)	1,801
Miscellaneous	14,108
Total Expenses	**431,949**
Less–reduction in management fee due to undertaking–Note 2(a)	(122,936)
Net Expenses	**309,013**
Investment Income–Net, representing net increase in net assets resulting from operations	**466,473**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Six Months Ended February 29, 2004 (Unaudited)	Year Ended August 31, 2003
Operations ($):		
Investment income–net	466,473	1,237,240
Net realized gain (loss) from investments	–	(949)
Net Increase (Decrease) in Net Assets Resulting from Operations	**466,473**	**1,236,291**
Dividends to Shareholders from ($):		
Investment income–net	**(466,473)**	**(1,237,240)**
Capital Stock Transactions ($1.00 per share):		
Net proceeds from shares sold	32,174,148	85,449,519
Dividends reinvested	458,795	1,212,096
Cost of shares redeemed	(34,337,860)	(69,407,084)
Increase (Decrease) in Net Assets from Capital Stock Transactions	**(1,704,917)**	**17,254,531**
Total Increase (Decrease) in Net Assets	**(1,704,917)**	**17,253,582**
Net Assets ($):		
Beginning of Period	142,099,144	124,845,562
End of Period	**140,394,227**	**142,099,144**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following table describes the performance for the fiscal periods indicated. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

| | Six Months Ended February 29, 2004 (Unaudited) | Year Ended August 31, | | | | |
		2003	2002	2001	2000	1999
Per Share Data ($):						
Net asset value, beginning of period	1.00	1.00	1.00	1.00	1.00	1.00
Investment Operations:						
Investment income−net	.003	.009	.014	.032	.033	.026
Distributions:						
Dividends from investment income−net	(.003)	(.009)	(.014)	(.032)	(.033)	(.026)
Net asset value, end of period	1.00	1.00	1.00	1.00	1.00	1.00
Total Return (%)	.68[a]	.89	1.46	3.26	3.32	2.62
Ratios/Supplemental Data (%):						
Ratio of expenses to average net assets	.45[a]	.45	.45	.45	.45	.45
Ratio of net investment income to average net assets	.68[a]	.87	1.45	3.21	3.27	2.59
Decrease reflected in above expense ratios due to undertakings by The Dreyfus Corporation	.18[a]	.18	.17	.16	.18	.20
Net Assets, end of period ($ x 1,000)	140,394	142,099	124,846	127,589	122,340	111,946

[a]   Annualized.
See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus BASIC New Jersey Municipal Money Market Fund (the "fund") is a separate non-diversified series of Dreyfus Municipal Funds, Inc. (the "Company") which is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company and operates as a series company currently offering four series including the fund. The fund's investment objective is to provide investors with as high a level of current income exempt from federal and New Jersey state income taxes as is consistent with the preservation of capital and the maintenance of liquidity. The Dreyfus Corporation (the "Manager") serves as the fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial"). Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares, which are sold without a sales charge.

The Company accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses which are applicable to all series are allocated among them on a pro rata basis.

It is the fund's policy to maintain a continuous net asset value per share of $1.00; the fund has adopted certain investment, portfolio valuation and dividend and distribution policies to enable it to do so. There is no assurance, however, that the fund will be able to maintain a stable net asset value per share of $1.00.

The fund's financial statements are prepared in accordance with accounting principles generally accepted in the United States, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued at amortized cost in accordance with Rule 2a-7 of the Act, which has been determined by the fund's Board of Directors to represent the fair value of the fund's investments.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Interest income, adjusted for amortization of discount and premium on investments, is earned from settlement date and recognized on the accrual basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Cost of investments represents amortized cost. Under the terms of the custody agreement, the fund received net earnings of $11,534 during the period ended February 29, 2004 based on available cash balances left on deposit. Income earned under this arrangement is included in interest income.

The fund follows an investment policy of investing primarily in municipal obligations of one state. Economic changes affecting the state and certain of its public bodies and municipalities may affect the ability of issuers within the state to pay interest on, or repay principal of, municipal obligations held by the fund.

(c) Dividends to shareholders: It is the policy of the fund to declare dividends daily from investment income-net. Such dividends are paid monthly. Dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, it is the policy of the fund not to distribute such gain.

(d) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, which can distribute tax exempt dividends, by complying with the applicable provisions of the Code, and to make distributions of income and net realized capital gain sufficient to relieve it from substantially all federal income and excise taxes.

The fund has an unused capital loss carryover of $3,155 available for federal income tax purposes to be applied against future net securities profits, if any, realized subsequent to August 31, 2003. If not applied, $1,514 of the carryover expires in fiscal 2007, $692 expires in fiscal 2010 and $949 expires in fiscal 2011.

The tax character of distributions paid to shareholders during the fiscal years ended August 31, 2003 were all tax exempt income. The tax character of current year distributions will be determined at the end of the current fiscal year.

At February 29, 2004, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

NOTE 2—Management Fee and Other Transactions With Affiliates:

(a) Pursuant to a management agreement with the Manager, the management fee is computed at the annual rate of .50 of 1% of the value of the fund's average daily net assets and is payable monthly. The Manager has undertaken, until such time as it gives shareholders at least 90 days' notice to the contrary, to reduce the management fee paid by the fund, if the fund's aggregate expenses, exclusive of taxes, brokerage fees, interest on borrowings and extraordinary expenses, exceed an annual rate of .45 of 1% of the value of the fund's average daily net assets. The Manager has committed to continue this undertaking at least until January 1, 2005. The reduction in management fee, pursuant to the undertaking, amounted to $122,936 during the period ended February 29, 2004.

(b) Under the Shareholder Services Plan, the fund reimburses the Distributor an amount not to exceed an annual rate of .25 of 1% of the value of the fund's average daily net assets for certain allocated

expenses of providing personal services and/or maintaining shareholder accounts. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. During the period ended February 29, 2004, the fund was charged $28,219 pursuant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended February 29, 2004, the fund was charged $4,806 pursuant to the transfer agency agreement.

(c) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Effective October 15, 2003, annual retainer fees and attendance fees are allocated to each fund based on net assets. Prior to October 15, 2003, each director who is not an "affiliated person" as defined in the Act received from the fund an annual fee of $1,000 and an attendance fee of $250 per meeting. The Chairman of the Board received an additional 25% of such compensation and continues to do so under the new compensation structure.

NOTE 3—Legal Matters:

Two class actions have been filed against Mellon Financial and Mellon Bank, N.A., and Dreyfus and Founders Asset Management LLC (the "Investment Advisers"), and the directors of all or substantially all of the Dreyfus funds, alleging that the Investment Advisers improperly used assets of the Dreyfus funds, in the form of directed brokerage commissions and 12b-1 fees, to pay brokers to promote sales of Dreyfus funds, and that the use of fund assets to make these payments was not properly disclosed to investors. The complaints further allege

that the directors breached their fiduciary duties to fund shareholders under the Investment Company Act of 1940 and at common law. The complaints seek unspecified compensatory and punitive damages, rescission of the funds' contracts with the Investment Advisers, an accounting of all fees paid, and an award of attorneys' fees and litigation expenses. Dreyfus and the Dreyfus funds believe the allegations to be totally without merit and will defend the actions vigorously.

Additional lawsuits arising out of these circumstances and presenting similar allegations and requests for relief may be filed against the defendants in the future. Neither Dreyfus nor the Dreyfus funds believe that any of the pending actions will have a material adverse affect on the Dreyfus funds or Dreyfus' ability to perform its contracts with the Dreyfus funds.

For More Information

Dreyfus BASIC
New Jersey Municipal
Money Market Fund
200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

To obtain information:

Custodian

By telephone
Call 1-800-645-6561

The Bank of New York
100 Church Street
New York, NY 10286

By mail Write to:
The Dreyfus Family of Funds
144 Glenn Curtiss Boulevard
Uniondale, NY 11556-0144

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

By E-mail Send your request
to info@dreyfus.com

Distributor

On the Internet Information
can be viewed online or
downloaded from:

http://www.dreyfus.com

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

0127SA0204